As filed with the Securities and Exchange Commission on October 27, 1995
                                                       Registration No. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                                ZYGO CORPORATION
             (Exact name of registrant as specified in its charter)

              Delaware                                    06-0864500
    (State or other jurisdiction                       (I.R.S. employer
  of incorporation or organization)                  identification number)

                                Laurel Brook Road
                       Middlefield, Connecticut 06455-0448
                                 (860) 347-8506

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                                 GARY K. WILLIS
                             Chief Executive Officer
                                ZYGO CORPORATION
                                Laurel Brook Road
                       Middlefield, Connecticut 06455-0448
                                 (860) 347-8506

       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

     Copies of all communications, including all communications sent to the agent for service, should be sent to:

            PAUL JACOBS, ESQ.                      HENRY D. KAHN, ESQ.
       FULBRIGHT & JAWORSKI L.L.P.               PIPER & MARBURY L.L.P.
            666 Fifth Avenue                         53 Wall Street
        New York, New York 10103                New York, New York 10005
             (212) 318-3000                          (212) 858-8956

                                ---------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                                ---------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                                ---------------

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================
                                                                 Proposed            Proposed
                                                                  Maximum             Maximum
                                                                 Offering            Aggregate         Amount of
            Title of each Class of           Amount to be        Price Per           Offering        Registration
          Securities to be Registered         Registered          Unit(1)              Price              Fee
------------------------------------------------------------------------------------------------------------------


  Common Stock,
   $0.10 par value per share ...........   1,840,000 shares       $31.125           $57,270,000         $19,749
==================================================================================================================

(1) Calculated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purposes of calculating the registration fee. The calculation of the registration fee is based on the average of the high and low prices of the Common Stock as reported on the Nasdaq National Market on October 26, 1995 ($32.25 and $30.00, respectively).

                                ---------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

===============================================================================

                                ZYGO CORPORATION

                              CROSS REFERENCE SHEET

    Pursuant to Item 501(b) of Regulation S-K Showing Location in Prospectus of Information Required By Items of Part I of Form S-3


  Item Number and Caption in Form S-3                        Location in Prospectus
  -----------------------------------                        ----------------------

   1.  Forepart of the Registration Statement
        and Outside Front Cover Page of Prospectus ........  Outside Front Cover Page of Prospectus
   2.  Inside Front and Outside Back Cover
        Pages of Prospectus ...............................  Inside Front and Outside Back Cover Pages of Prospectus
   3.  Summary Information, Risk Factors and
        Ratio of Earnings to Fixed Charges ................  Cover page; Prospectus Summary; Risk Factors
   4.  Use of Proceeds ....................................  Use of Proceeds
   5.  Determination of Offering Price ....................  Underwriting
   6.  Dilution ...........................................  Not Applicable
   7.  Selling Security Holders ...........................  Principal and Selling Stockholders
   8.  Plan of Distribution ...............................  Outside Front Cover Page of Prospectus; Underwriting
   9.  Description of the Securities to be Registered .....  Not Applicable
  10.  Interest of Named Experts and Counsel ..............  Legal Matters; Experts
  11.  Material Changes ...................................  Not Applicable
  12.  Incorporation of Certain Information
         by References ....................................  Incorporation of Certain Information by Reference
  13.  Disclosure of Commission Position on
         Indemnification for Securities Act Liabilities ...  Not Applicable


                                                           Subject to Completion
                                                                October 27, 1995

                                1,600,000 SHARES

                             ZYGO [logo print style]

                                 ---------------

                                  COMMON STOCK

                                 ---------------


     Of the 1,600,000 shares of Common Stock offered hereby, 845,000 shares are being sold by Zygo Corporation ("Zygo" or the "Company") and 755,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "ZIGO." On October 26, 1995, the last reported sale price as quoted on the Nasdaq National Market was $30.00 per share. See "Price Range of Common Stock."

                                ---------------

         The Common Stock offered hereby involves a high degree of risk.
                     See "Risk Factors" beginning on page 5.

                                ---------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


=================================================================================================================
                                                 Price         Underwriting       Proceeds         Proceeds
                                                  to           Discounts and         to           to Selling
                                                Public          Commissions      Company(1)      Stockholders
-----------------------------------------------------------------------------------------------------------------

  Per Share ..................................    $                $                 $                 $
  Total(2) ...................................   $               $                  $                 $
=================================================================================================================

(1) Before deducting estimated offering expenses of $________, all of which will be paid by the Company.

(2) The Company has granted the Underwriters a 30-day option to purchase up to 240,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $________, $________ and $________, respectively. See "Underwriting."

                                ---------------


     The shares of Common Stock are being offered by the several Underwriters, subject to prior sale and when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about __________ __, 1995.

   ALEX. BROWN & SONS
      Incorporated

                             NEEDHAM & COMPANY, INC.

                                                                UNTERBERG HARRIS

             The date of this Prospectus is _____________ __, 1995.


     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                        [DESCRIPTIVE LANGUAGE OF PHOTOS]

                              [Inside Front Cover]

ZYGO [logo print style]

     Zygo instruments are used in a wide variety of industries to measure and quantify surface shape and roughness of precision products. These measurements provide critical information for the refinement of the manufacturing process.

(Computer monitor screens depicting the items described by the following captions:)

Head Geometry--Air bearing surfaces of a two-rail magnetic head measured by the AAB system.

Material Flatness--Hard disk drive platter measured with a GPI XP.

Material Analysis--extruded aluminum sample measured with a NewView 100.

Sealing Surfaces--Automotive fuel injector seal measured with a GPI XP.

Wear Analysis--Prosthetic implant wear pattern measured with a NewView 100.

                                ---------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                           [Left Side Front Fold-Out]

                       Semiconductor OEM & Test Equipment



(Diagram of a Semiconductor Wafer)

(Diagram of a Photolithography Stepper)

(Picture of NewView 100) NewView 100 System measuring a semiconductor wafer.

                           Data Storage Industry


(Diagram of a Hard Disk Media)

(Drawing of a hard disk drive) Typical hard disk drive assembly

(Picture of GPI XP) GPI XP System measuring hard disk media

                          [Right Side Front Fold-Out]

ZYGO [logo print style]


(Diagram of ZMI 1000 System as used in a photolithography stepper.)


(Diagram of Leadless Chip Carrier)

(Picture of NewView 100) NewView 100 System measuring critical surfaces on leadless chip carrier

(Picture of ZMI-1000) ZMI-1000 Distance Measuring Interferometer System

(Picture of AAB System) Automated Air Bearing Inspection System measures critical parameters on over 20,000 heads per day.

(Picture of Pegasus 2000) Pegasus 2000 Flying Height Tester

(Diagram of hard disk and magnetic head showing flying height) Flying Height is the distance between the magnetic head and the spinning hard disk media.

(Picture of glass disk) Zygo also manufactures the ultra-precision glass disks for the Pegasus 2000 and other flying height testers.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and financial statements and notes thereto appearing elsewhere in this Prospectus.

                                   The Company

     Zygo designs, develops, manufactures and markets high performance, noncontact electro-optical measuring instruments, systems and accessories, as well as optical components to precise tolerances both for sale and for use as key elements in its own products. Utilizing proprietary laser and optics technology combined with advanced software and electronics, the Company's precision noncontact measuring instruments enable manufacturers in a variety of industries, including data storage, semiconductor and precision optics, to increase operating efficiencies and product yields by identifying and collecting quantitative data on product defects, both during and after the manufacturing process. Zygo's precision optical components are used in many applications, including laser fusion research, semiconductor manufacturing equipment and aerospace optical systems, and are an integral part of precision optical instruments.

     Predominantly all of the Company's instruments, systems and accessories employ either a laser or white light source to make noncontact measurements. Through a process called interferometry, a pattern of bright and dark lines (called fringes) results from an optical path difference between a reference and a measurement beam. Zygo's products then analyze these patterns through a series of steps and generate quantitative three-dimensional surface profiles, which are used to determine the conformity of a part to its specifications, to detect product defects and, increasingly, to analyze and enhance manufacturing processes.

     Interferometric measurement instruments are used by a variety of industries, including the data storage industry to inspect and analyze the surface of computer hard disks and read/write heads, and the semiconductor industry for high precision distance measurement and motion control. The overall growth in high technology industries, such as data storage and semiconductor, combined with the need of manufacturers in those industries to produce more powerful and smaller products with more precise tolerances, has fueled demand for precision measuring instruments such as those produced by the Company. This trend towards miniaturization creates new challenges for manufacturers as they are forced to handle, measure and test ever smaller components. In addition, with competitive pressures to improve productivity, the Company believes these industries are focusing greater attention on the need to reduce production defects and significantly increase production yields. By working with leading companies within these industries to transfer its measurement technologies from off-line inspection applications to on-the-production-line process control applications, the Company has developed instrumentation with the throughput, reliability and information delivery capabilities necessary to meet the production requirements of these industries.

     The Company sells its products worldwide to leading manufacturers in the semiconductor, data storage and optics industries, including Canon, ETEC, Motorola, SVG, Texas Instruments, Akashic, Applied Magnetics, Conner Peripherals, Komag, Read-Rite, Seagate, Bausch & Lomb, Corning and Vistakon. In fiscal 1995, net sales to the Company's two largest customers, including Canon, accounted for 46.8% of the Company's net sales.

     The Company's business strategy is to: (1) continue to integrate proprietary electro-optical technologies, including optical interferometry and other forms of optical metrology, precision optical component fabrication and coating, application software engineering and system integration engineering to provide leading edge automated optical inspection solutions; (2) seek to adapt precision noncontact inspection and process control technologies for new markets where Zygo perceives the opportunity to become a market leader; (3) broaden relationships with its leading customers to develop new applications for the Company's technologies; (4) deliver high quality and high reliability system solutions in a minimal cycle time; (5) provide uninterrupted worldwide customer service and support; and (6) broaden its product offerings through internal development and selective synergistic acquisitions.

     The Company was incorporated in 1970 under the laws of the State of Delaware. Unless the context otherwise requires, references in this Prospectus to "Zygo" and the "Company" refer to Zygo Corporation and its three wholly owned subsidiaries. The Company's principal offices are located at Laurel Brook Road, Middlefield, Connecticut 06455-0448, and its telephone number is (860) 347-8506.

                                  The Offering


Common Stock offered by the Company .......................     845,000 shares

Common Stock offered by the Selling Stockholders ..........     755,000 shares

Common Stock to be outstanding after the offering .........   4,778,886 shares (1)

Use of proceeds to the Company ............................     For working capital associated with
                                                                expanded sales, research and development
                                                                and other general corporate purposes, and
                                                                for possible acquisitions. See "Use of
                                                                Proceeds."

Nasdaq National Market symbol .............................     ZIGO



                     Summary of Consolidated Financial Data
                      (In thousands, except per share data)


                                                                                                Three Months
                                                  Fiscal Year Ended June 30,                    Ended Sept. 30,
                                      ---------------------------------------------------      -----------------
                                      1991        1992       1993        1994        1995       1994        1995
                                      ----        ----       ----        ----        ----      -----        ----


Statement of Earnings Data:
   Net sales ...................... $30,425     $26,744    $22,702     $24,141     $32,233     $5,858     $11,341
   Gross profit ...................  11,562      10,224      9,049      10,616      14,231      2,404       5,004
   Operating profit (loss) ........   1,841         822        (26)      1,155       3,727        235       1,618
   Net earnings ...................   1,261         632        481         918       2,749        156       1,090
   Earnings per common and
    common equivalent share .......  $ 0.33     $  0.16    $  0.12     $  0.23     $  0.65     $ 0.04     $  0.23
   Weighted average common
    shares and common
    dilutive equivalents
    outstanding ...................   3,779       3,900      3,902       3,987       4,242      3,971       4,670





                                                    September 30, 1995
                                               ----------------------------
                                                Actual        As Adjusted(2)
                                               -------        -------------
Balance Sheet Data:

  Working capital ...........................  $18,032          $41,499
  Total assets ..............................   30,767           54,234
  Long-term debt, excluding current
    portion .................................      -0-              -0-
  Stockholders' equity ......................   23,443           46,910




----------
(1) Based upon the number of shares outstanding as of September 30, 1995. Does not include 870,387 shares issuable upon the exercise of options outstanding under the Company's stock option plans as of such date.

(2) Adjusted to reflect the sale of 845,000 shares offered by the Company hereby and the anticipated application of the estimated net proceeds therefrom. See "Use of Proceeds."

     Except as otherwise indicated, all information contained in this Prospectus
(i) has been retroactively adjusted to give effect to (a) a 3-for-2 stock split effected in the form of a 50% stock dividend paid on August 21, 1995 to stockholders of record on August 1, 1995 (the "Stock Split") and (b) increases in the number of shares of Common Stock authorized by the Company's Certificate of Incorporation from 10,000,000 to 15,000,000 shares and in the number of shares of Common Stock that may be issued under the Company's Amended and Restated Non- Qualified Stock Option Plan from 975,000 shares to 1,425,000 shares, both of which increases have been approved by the Board of Directors and are to be voted on at the annual meeting of stockholders to be held on November 16, 1995, and (ii) assumes (a) a public offering price of $30.00 per share (the last reported sales price of the Company's common stock on the Nasdaq National Market on October 26, 1995) and (b) that the Underwriters' over-allotment option will not be exercised. See "Underwriting." As used herein, a "fiscal year" means a year ending June 30.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

     Customer Concentration; Relationship with Canon. Sales to the Company's two largest customers in fiscal 1995 and fiscal 1994 accounted for an aggregate of 46.8% and 41.2% of net sales, respectively. During these fiscal years, sales to Canon Inc. and Canon Sales Co., Inc. (collectively, "Canon"), the Company's largest customer in those periods, accounted for 29.6% and 32.1%, respectively, of the Company's net sales. The Company expects that sales to Canon, an original investor in the Company, which, prior to this offering owns 20.0% of the Company's Common Stock and is the Company's exclusive distributor for sales of the Company's products in the Japanese market, will continue to represent a significant percentage of the Company's net sales for the foreseeable future. During fiscal 1995, sales to Seagate Technology, Inc. ("Seagate"), a manufacturer of computer disk drives and related hardware and software, accounted for approximately 17.2% of the Company's net sales; sales to Seagate were insignificant in fiscal 1994. The Company's customers generally do not enter into long-term agreements obligating them to purchase the Company's products. A reduction or delay in orders from either of these two customers, including reductions or delays due to market, economic, or competitive conditions in the semiconductor or computer disk drive industries, could have a material adverse effect upon the Company's results of operations. See "Business--Markets and Customers" and Note 10 to the Consolidated Financial Statements included elsewhere in this Prospectus.

     Quarterly Fluctuations. The Company has experienced quarterly fluctuations in results of operations and anticipates that these fluctuations may continue. These fluctuations have been caused by various factors, including the capital procurement practices of its customers and the industries into which its products are sold generally, the timing and acceptance of new product introductions and enhancements and the timing of product shipments and marketing. Future results of operations may fluctuate as a result of these and other factors, including the Company's ability to continue to develop innovative products, the announcement or introduction of new products by the Company's competitors, the Company's product and customer mix, the level of competition and overall trends in the economy. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Quarterly Comparisons."

     Industry Concentration and Cyclicality. The Company's business is significantly dependent on capital expenditures by manufacturers of components for the computer disk drive industry and of semiconductors. These industries are cyclical and have historically experienced periods of oversupply, resulting in significantly reduced demand for capital equipment, including the products manufactured and marketed by the Company. For the foreseeable future, the Company's operations will continue to be dependent on the capital expenditures in these industries which, in turn, is largely dependent on the market demand for hard disk drives and products containing integrated circuits. The Company's net sales and results of operations may be materially adversely affected if downturns or slowdowns in the computer disk drive or semiconductor markets occur in the future.

     Technological Change and New Product Development. The market for the Company's products is characterized by rapidly changing technology. The Company's future success will continue to depend upon its ability to enhance its current products and to develop and introduce new products that keep pace with technological developments and evolving industry standards, respond to changes in customer requirements and achieve market acceptance. Over the past three years, the Company has redesigned and enhanced all of its instrument products and upgraded its proprietary software incorporated in certain of its instruments. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements, or any significant delays in product development or introduction, could have a material adverse effect on the Company's business, results of operations, financial condition and liquidity. In order to develop new products successfully, the Company is dependent upon close relationships with its customers and their willingness to share proprietary information about their requirements and participate in collaborative efforts with the Company. There can be no assurance that the Company's customers will continue to provide it with timely access to such information or that the Company will be successful in developing and marketing new products and services or product and service enhancements on a timely basis and respond effectively to technological changes or new product announcements by others. In addition, there can be no assurance the new products and services or product and service enhancements developed by the Company will achieve market acceptance. See "Business--Zygo Strategy" and "--Research, Development and Engineering."

     Dependence on Proprietary Technology. The Company's success is heavily dependent upon its proprietary technology. There can be no assurance that the steps taken by the Company to protect its proprietary technology will be adequate to prevent misappropriation of its technology by third parties or will be adequate under the laws of some foreign countries, which may not protect the Company's proprietary rights to the same extent as do laws of the United States. In addition, there remains the possibility that others will "reverse engineer" the Company's products in order to determine their method of operation and introduce competing products or that others will develop competing technology independently. Any such adverse circumstances could have a material adverse effect on the Company's results of operations. Further, some of the markets in which the Company competes are characterized by the existence of a large number of patents and frequent litigation for financial gain that is based on patents with broad, and often questionable, application. As the number of its products increase, the markets in which its products are sold expands, and the functionality of those products grows and overlaps with products offered by competitors, the Company believes that it may become increasingly subject to infringement claims. Although the Company does not believe any of its products or proprietary rights infringe the rights of third parties, there can be no assurances that infringement claims will not be asserted against the Company in the future or that any such claims will not require the Company to enter into royalty arrangements or result in costly litigation. See "Business--Patents and Other Intellectual Property Rights."

     Management of Growth; Risks Associated with Potential Acquisitions. The Company is currently experiencing a period of rapid growth, attributable in large part to new product introductions. This growth expansion has placed and could continue to place a significant strain on the Company's personnel and other resources. The Company's recent growth, which might accelerate in the event the Company undertakes a significant acquisition, has resulted in an increased level of responsibility for the Company's management personnel. Certain of the Company's management personnel have had limited or no experience in managing companies as large as or larger than the Company. The Company's ability to manage growth effectively will require the Company to continue to improve its operational, management and financial systems and controls and to successfully train, motivate and manage its employees. If the Company's management is unable to manage growth effectively, the Company's business, results of operations, financial condition and liquidity could be materially and adversely affected.

     While there are currently no commitments with respect to any future acquisitions, the Company's business strategy includes the expansion of its products and services, which may be effected through acquisitions. The Company regularly reviews various acquisition prospects of businesses, technologies or products complementary to the Company's business and periodically engages in discussions regarding such possible acquisitions. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations and products of the acquired companies, the ability to manage effectively geographically remote units, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has limited or no direct experience and the potential loss of key employees of the acquired companies. In addition, acquisitions may result in dilutive issuances of equity securities, the incurrence of debt, reduction of existing cash balances, amortization expenses related to goodwill and other intangible assets and other charges to operations that may materially adversely affect the Company's business, financial condition or results of operations. Although management expects to carefully analyze any such opportunity before committing the Company's resources, there can be no assurance that any acquisition will result in long-term benefits to the Company or that Zygo's management will be able to manage effectively the resulting businesses. See "Business--Zygo Strategy."

     Competition. The Company faces competition from a number of companies in all its markets, some of which competitors have greater manufacturing and marketing capabilities, and greater financial, technological and personnel resources. In addition, the Company competes with the internal development efforts of its current and prospective customers, certain of which may attempt to become vertically integrated. The Company's competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price/performance characteristics. Competitive pressures often necessitate price reductions which can adversely affect results of operations. Although the Company believes that it has certain technical and other advantages over certain of its competitors, maintaining such advantages will require a continued high level of investment by the Company in research and development and sales, marketing and service. There can be no assurance that the Company will have sufficient resources to continue to make such investment or that the Company will be able to make the technological advances necessary to maintain such competitive advantages. In addition, there can be no assurance that the bases of competition in the industries in which the Company competes will not shift. See "Business--Competition."

     Possible Volatility of Stock Price. The Company believes that factors such as the announcement of new products or technologies by the Company or its competitors, market conditions in the precision measurement, data storage and semiconductor industries generally and quarterly fluctuations in financial results are expected to cause the market price of the Common Stock to vary substantially. Further, the Company's net sales or results of operations in future quarters may be below the expectations of public market securities analysts and investors. In such event, the price of the Company's Common Stock would likely decline, perhaps substantially. In addition, in recent years the stock market has experienced price and volume fluctuations that have particularly affected the market prices for many high technology companies and which often have been unrelated to the operating performance of such companies. The market volatility may adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock."

     Dependence on Key Personnel. Zygo's success depends in large part upon the continued services of many of its highly skilled personnel involved in management, research, development and engineering, and sales and marketing, and upon its ability to attract and retain additional highly qualified employees. The Company's employees may voluntarily terminate their employment with the Company at any time. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in retaining its existing personnel or attracting and retaining additional personnel.

     Dependence on Third-Party Suppliers. Certain of the components and subassemblies included in the Company's systems are obtained from a single source or a limited group of suppliers. Although the Company seeks to reduce dependence on sole and limited source suppliers in some cases, the partial or complete loss of certain of these sources could have at least a temporary adverse effect on the Company's results of operations and damage customer relationships. See "Business--Manufacturing."

     Revenues Derived from International Sales and Foreign Operations. The Company's products are sold internationally by the Company primarily to customers in Japan. Net sales to customers outside the United States accounted for 46.5% and 45.7% of the Company's net sales in the fiscal years ended June 30, 1995 and 1994, respectively, and are expected to continue to account for a substantial percentage of the Company's net sales. International sales and foreign operations are subject to inherent risks, including longer payment cycles, greater difficulty in accounts receivable collection, compliance with foreign laws, changes in regulatory requirements, tariffs or other barriers, difficulties in obtaining export licenses and in staffing and managing foreign operations, exposure to currency exchange fluctuations, political instability, transportation delays and potentially adverse tax consequences. Substantially all the Company's sales and costs are negotiated and paid in U.S. dollars. However, changes in the values of foreign currencies relative to the value of the U.S. dollar can render the Company's products comparatively more expensive, to the extent locally produced alternative products are available. Such conditions could negatively impact international sales of the Company's products and the Company's foreign operations, as would changes in the general economic conditions in those markets. Although these risks, including the risks associated with currency exchange fluctuations, have not had any material adverse effect on the Company to date, there can be no assurance that risks inherent in international sales and foreign operations will not have a material adverse effect on the Company in the future. See "Business--Sales, Marketing and Customer Support."

     Reliance on Sole Manufacturing Facility. The Company manufactures all of its products at its facility in Middlefield, Connecticut. Any extended interruption of optical component production at the Company's manufacturing facility could have a material adverse effect on the business of the Company.

     Control of Company. Upon completion of this offering, the Company's executive officers and directors, through their affiliation with certain stockholders, may be deemed to beneficially own approximately 26.4% of the outstanding shares of Common Stock. As a result, these individuals may have the ability to control the Company and direct its affairs and business, including the election of all of the directors. See "Management" and "Principal and Selling Stockholders."

     Dividend Policy. The Company has never declared or paid cash dividends on its capital stock. The Company currently intends to retain all its earnings to finance the expansion and development of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

                                 USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company hereby are estimated to be approximately $23.5 million. The Company intends to use its net proceeds for working capital associated with expanded sales, research and development and other general corporate purposes. In addition, the net proceeds to the Company may be used for future acquisitions. The Company regularly reviews various acquisition prospects of businesses, technologies or products complementary to the Company's business and periodically engages in discussions regarding such possible acquisitions. Currently, the Company is not a party to any agreements or understandings regarding any material acquisitions; however, as the result of Zygo's process of reviewing possible acquisition prospects, negotiations may occur from time to time if appropriate opportunities arise. Pending such uses, the net proceeds are expected to be invested in short-term, investment grade or U.S. government securities.

     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                           PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on the Nasdaq National Market under the symbol ZIGO. The following table sets forth, for the periods indicated, high and low last reported sale prices for the Common Stock on the Nasdaq National Market. All last sale prices for periods prior to August 21, 1995, the date upon which the Stock Split was effected, have been divided by 1.5, the assumed effect of the Stock Split.

                                                         High        Low
                                                         ----        ---
     Year ended June 30, 1994:
       First quarter ................................  $ 4.83      $ 3.83
       Second quarter ...............................    5.17        4.17
       Third quarter ................................    5.67        4.83
       Fourth quarter ...............................    5.17        4.00

     Year ended June 30, 1995:
       First quarter ................................  $ 4.67      $ 3.75
       Second quarter ...............................    5.33        4.33
       Third quarter ................................   11.83        4.67
       Fourth quarter ...............................   24.17       10.33

     Year ended June 30, 1996:
       First quarter ................................   $29.25     $20.67
       Second quarter (through October 26, 1995) ....    34.25      27.00

     As of September 30, 1995, there were 481 holders of record of the Common Stock and the Company estimates that there were approximately 1,850 beneficial holders. The last reported sale price of the Common Stock on the Nasdaq National Market on October 26, 1995 was $30.00.

                                 DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its Common Stock. The Company anticipates that all future earnings will be retained by the Company for the development of its business. Accordingly, the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company and general business conditions.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1995 and as adjusted to reflect the sale by the Company of 845,000 shares of Common Stock pursuant to this offering and the anticipated use of the estimated net proceeds to the Company therefrom.


                                                                                        September 30, 1995
                                                                                       ---------------------
                                                                                       Actual    As Adjusted
                                                                                       ------    -----------
                                                                                          (In thousands)
        Long-term debt, excluding current portion ..................................  $    -0-     $   -0-
        Stockholders' equity:
        Common Stock:
          $0.10 par value, 15,000,000 shares authorized, 4,037,686 shares
          issued actual; and 4,882,686 shares issued as adjusted (1) ...............       404         488
        Additional paid-in capital .................................................    10,748      34,131
        Retained earnings ..........................................................    12,598      12,598
        Net unrealized loss on marketable securities ...............................        (6)         (6)
                                                                                       -------     -------
        Less treasury stock, at cost; 103,800 shares ...............................       301         301
          Total stockholders' equity ...............................................    23,443      46,910
                                                                                       -------     -------
              Total capitalization .................................................   $23,443     $46,910
                                                                                       =======     =======

----------
(1)  Does not include 870,387 shares issuable upon the exercise of options outstanding under the Company's stock option plans as of such date. See
     Note 8 to the Consolidated Financial Statements included elsewhere in this
     Prospectus.


                      SELECTED CONSOLIDATED FINANCIAL DATA

                    (In thousands, except per share amounts)

     The selected consolidated financial data presented below for, and as of each of the years in the five-year period ended June 30, 1995, have been derived from the consolidated financial statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected consolidated financial data presented below as of September 30, 1995 and for the three-month periods ended September 30, 1994 and September 30, 1995 have been derived from unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited interim financial information has been prepared on the same basis as the audited consolidated financial statements and includes all adjustments, consisting of only normal recurring adjustments, necessary to state fairly the information set forth therein. Such interim results are not necessarily indicative of future results of operations. This selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and with the Company's Consolidated Financial Statements and footnotes which are included elsewhere in this Prospectus.


                                                                                                              Three Months
                                                               Fiscal Year Ended June 30,                    Ended Sept. 30,
                                                 -----------------------------------------------------       ----------------
                                                   1991        1992       1993        1994        1995       1994       1995
                                                  ------      ------     ------      ------      ------     ------     ------
Statements of Earnings Data:
Net sales ....................................   $30,425     $26,744    $22,702     $24,141     $32,233     $5,858     $11,341
Cost of goods sold ...........................    18,863      16,520     13,653      13,525      18,002      3,454       6,337
                                                 -------     -------    -------     -------     -------     ------     -------
    Gross profit .............................    11,562      10,224      9,049      10,616      14,231      2,404       5,004
Selling, general and administrative
  expenses ...................................     6,662       6,347      5,998       6,675       6,537      1,500       1,960
Research, development and
  engineering expenses .......................     3,059       3,447      3,077       2,786       3,967        669       1,426
Restructuring (profit)(1) ....................       -0-       (392)       -0-         -0-         -0-        -0-          -0-
                                                 -------     -------    -------     -------     -------     ------     -------
    Operating profit (loss) ..................     1,841         822        (26)      1,155       3,727        235       1,618
                                                 -------     -------    -------     -------     -------     ------     -------
Other income (expense):
  Interest income ............................       350         285        379         338         372         88         101
  Interest expense ...........................      (116)       (106)       (69)        (51)        (40)       (12)        -0-
  Miscellaneous income
    (expense), net ...........................       (83)        (48)       414        (114)       (103)       (63)        (41)
                                                 -------     -------    -------     -------     -------     ------     -------
    Total other income .......................       151         131        724         173         229         13          60
                                                 -------     -------    -------     -------     -------     ------     -------
    Earnings before income
     taxes ...................................     1,992         953        698       1,328       3,956        248       1,678
Income tax expense ...........................       731         321        217         410       1,207         92         588
                                                 -------     -------    -------     -------     -------     ------     -------
Net earnings .................................   $ 1,261     $   632    $   481     $   918     $ 2,749     $  156     $ 1,090
                                                 =======     =======    =======     =======     =======     ======     =======
Earnings per common and
   common equivalent share ...................   $  0.33     $  0.16    $  0.12     $  0.23     $  0.65     $ 0.04     $  0.23
                                                 =======     =======    =======     =======     =======     ======     =======
Weighted average common
   shares and common
   dilutive equivalents
   outstanding ...............................     3,779       3,900      3,902       3,987       4,242      3,971       4,670
                                                 =======     =======    =======     =======     =======     ======     =======


                                                                         June 30,                               September 30,
                                                   ---------------------------------------------------          ------------
                                                   1991        1992       1993        1994        1995             1995
                                                  ------      ------     ------      ------      ------           ------
Balance Sheet Data:

Working capital ...............................  $12,313     $13,388    $14,648     $14,889     $17,072          $18,032
Total assets ..................................   23,106      23,645     24,555      24,499      29,666           30,767
Long-term debt, excluding current
  portion .....................................    1,140         878        613         481         -0-              -0-
Stockholders' equity ..........................   16,765      17,720     18,416      19,274      22,333           23,443

------------
(1)  Represents a gain from restructuring as a result of the sale of the IMAGE Product Line in June 1992.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     The following discussion provides a summary analysis of the Company's results of operations and financial condition and should be read in conjunction with the "Selected Consolidated Financial Data" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

Overview

     The Company was founded in 1970 to produce high precision plano (flat) optical components to customer specifications for a wide variety of uses. In 1971 the Company constructed its plano optical fabrication facility. The Company introduced its first interferometer in 1972 for the inspection of its own optical components. As the Company grew it developed into a leading supplier of high performance, noncontact electro-optical measuring instruments and accessories while maintaining its leadership status in its custom optical components business.

     Since early in calendar 1992, under the direction of a new management team, the Company has focused its attention in three principal areas: (i) restructuring the Company, including a substantial downsizing of its workforce, the sale of an unprofitable product line and the replacement of all of its instrument products; (ii) introducing a "Total Quality Process" focused on improving the quality, responsiveness, and productivity of the Company resulting in improved financial performance; and (iii) refocusing its marketing and product development to provide production control and yield management instruments and systems, which can be used in the on-line production environment, while continuing to provide the Company's traditional surface analysis products used in off-line quality control or laboratory environments.

     As a result of significant new product introductions over the last three fiscal years, net sales of the Company's instruments, systems and accessories accounted for an increasing percentage of the Company's overall net sales (73.4%, 77.6% and 84.2% of net sales in fiscal years 1993, 1994 and 1995, respectively). This trend is expected to continue in the immediate future.

Results of Operations

     For the periods indicated, the following table sets forth the percentage of net sales represented by the respective line items in the Company's consolidated statement of earnings and the percentage increase (decrease) from the previous period's results.


                                            Percentage of Revenues                   Percentage Increase (Decrease)
                                -----------------------------------------------    ---------------------------------
                                                                 Three Months                          Three Months
                                    Fiscal Year Ended                Ended         Fiscal Year Ended       Ended
                                        June 30,                 September 30,         June 30,         September 30,
                                --------------------------     ----------------    -----------------   -------------
                                                                                     1993      1994        1994
                                 1993       1994      1995      1994       1995     to 1994   to 1995     to 1995
                                ------     ------    ------    ------     ------   -------   -------     -------
Net sales ....................  100.0%     100.0%    100.0%    100.0%     100.0%     6.3%      33.5%       93.6%
Gross profit .................   39.9       44.0      44.2      41.0       44.1     17.3       34.1       108.2
Selling, general and
  administrative expenses ....   26.4       27.7      20.3      25.6       17.3     11.3       (2.1)       30.7
Research, development and
  engineering expenses .......   13.6       11.5      12.3      11.4       12.6     (9.5)      42.4       113.2
Operating profit .............   (0.1)       4.8      11.6       4.0       14.3     --        222.7       588.5
Net earnings .................    2.1        3.8       8.5       2.7        9.6     90.9      199.5       598.7

  Three Months Ended September 30, 1995 Compared to Three Months Ended September 30, 1994

     Net Sales. Net sales for the three months ended September 30, 1995 amounted to $11.3 million, an increase from net sales in the comparable period in 1994 by $5.5 million or 93.6%. The increase was primarily attributable to an increase of 134.8% in net sales of the Company's electro-optical instruments in the three months ended September 30, 1995 from the comparable prior year period, principally as a result of demand from manufacturers of data storage and semiconductor products. The increase in net sales was also positively impacted by higher service revenues, partially offset by lower sales of precision optical components.

     Gross Profit. Gross profit for the three months ended September 30, 1995 amounted to $5.0 million, an increase of $2.6 million from gross profit of $2.4 million for the comparable prior year period. For the three months ended September 30, 1995, gross profit as a percentage of sales amounted to 44.1%, an increase of 3.1 percentage points from gross profit as a percentage of sales of 41.0% for the comparable prior year period. These increases primarily resulted from substantially higher sales volumes of the Company's electro-optical instrument products, which have higher average gross profit margins than the Company's precision optical components, as well as volume-related manufacturing efficiencies.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses in the three months ended September 30, 1995 amounted to $2.0 million, an increase of $460,000 from $1.5 million in the three months ended September 30, 1994. This increase was primarily due to an increase in volume-related expenses, such as commissions paid to the Company's direct sales personnel and external sales agents. As a percentage of sales, selling, general and administrative expenses declined in the three months ended September 30, 1995 to 17.3% as compared to 25.6% in the comparable prior year period.

     Research, Development and Engineering Expenses. Research, development and engineering ("R&D") expenses in the three months ended September 30, 1995 totaled $1.4 million or 12.6% of sales as compared to $669,000 or 11.4% of sales in the comparable prior year period. The significant increase in R&D expenses primarily resulted from spending on personnel and materials at the Company's R&D facility in Simi Valley, California, which was formed in the quarter ended March 31, 1995. This R&D facility, in conjunction with the Company's Middlefield, Connecticut personnel, introduced the Pegasus 2000 Flying Height
Tester in September 1995.

     Operating Profit. Operating profit in the three months ended September 30, 1995 was $1.6 million and increased by $1.4 million or 588.5% from the comparable three-month period in the year earlier. Higher sales volume coupled with improved gross profit margins, partially offset by higher selling expenses and higher R&D expenses were the primary factors leading to the record operating profitability in the three-month period ended September 30, 1995.

     The Company's backlog increased by 151.7% in the quarter ended September 30, 1995 to $14.0 million from $5.6 million at September 30, 1994. This record level of backlog was an increase of $1.0 million or 7.7% from the backlog at June 30, 1995. Significant new orders for the Company's electro-optical instruments, systems and accessories was the principal reason for the increase in the backlog from the prior year period.

  Fiscal 1995 Compared to Fiscal 1994

     Net Sales. Net sales of $32.2 million for fiscal 1995 increased from fiscal 1994 sales by $8.1 million or 33.5%. The principal reason for the significant increase was additional sales of the Company's electro-optical instrument products primarily resulting from an improved economic climate in certain industry segments, most notably semiconductor and data storage (disk drive) manufacturing, and from the introduction of a new fully-automated electro-optical instrument product which is used by data storage industry customers to improve the yield of their manufacturing processes. These increases were partially offset by a decline of $340,000 in R&D contract revenues resulting from the completion in fiscal 1994 of an R&D contract and lower sales of the Company's precision custom optical components, which declined by $313,000 or 5.8% from the year earlier.

     The Company's sales outside the United States amounted to $15.0 million in fiscal 1995, an increase of $3.9 million from fiscal 1994. Sales in Japan during fiscal 1995 amounted to $9.6 million, an increase of $2.0 million over fiscal 1994. This increase resulted primarily from an increase in product sales in Japan in fiscal 1995 of 32.9% when compared to product sales in fiscal 1994, partially offset by the absence in fiscal 1995 of R&D contract revenues. The significant increase in product sales was primarily due to the improving Japanese economy and the strengthening of the semiconductor equipment market served by Canon, the Company's exclusive distributor in Japan. Sales to other geographic markets outside the U.S. amounted to $5.4 million in fiscal 1995, a $1.9 million increase from fiscal 1994. The 54.6% increase was principally the result of strong sales of the Company's electro-optical instruments to the data storage and semiconductor manufacturing industry in the Pacific Rim and increased sales in Europe as a result of an improved general economic climate there.

     Gross Profit. Gross profit in fiscal 1995 amounted to $14.2 million, an increase of $3.6 million (34.1%) over gross profit in fiscal 1994, principally due to the increase in sales and a slight improvement in gross profit margins on actual shipments. As a percentage of sales, gross profit in fiscal 1995 was 44.2%, as compared to 44.0% in fiscal 1994.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses in fiscal 1995 decreased by $138,000 from fiscal 1994. As a percentage of sales, selling, general and administrative expenses were 20.3% and 27.7% in fiscal 1995 and fiscal 1994, respectively. Selling expenses, including salaries, advertising, and sales promotion expenses related to the Company's electro-optical instrument products as well as commissions on higher sales, increased $307,000 from fiscal 1994. Administrative expenses decreased by $445,000 principally as a result of reduced legal expenses incurred in connection with the Company's litigation against WYKO Corporation for patent infringement, currently pending appeal, the status of which is discussed below in the Liquidity and Capital Resources section. Additional administrative cost reductions reflect the completion of the implementation of a new Business Management Information System and continued strict cost controls.

     Research, Development and Engineering Expenses. R&D expenses in fiscal 1995 totaled $4.0 million and increased by $1.2 million or 42.4% from fiscal 1994. The increase was principally the result of spending associated with the creation and operation of an R&D facility in Simi Valley, California, which is focused on designing and developing production-oriented test and measurement products for the data storage industry. The first product developed there is the Pegasus 2000, a flying height tester. Additionally, the amount of expense incurred in fiscal 1995 at the Company's Middlefield, Connecticut, facility increased from fiscal 1994 to support several R&D projects underway there. As a percentage of sales, research and development costs were 12.3% and 11.5% in fiscal 1995 and fiscal 1994, respectively.

     Operating Profit. In fiscal 1995, the Company had operating profit of $3.7 million (11.6% of net sales) as compared to $1.2 million (4.8% of net sales) in fiscal 1994. The 222.7% improvement resulted principally from higher gross profit from increased sales volume, partially offset by the increase in R&D expense.

     Other Income (Expense). Interest income in fiscal 1995 amounted to $372,000 and was $34,000 higher than fiscal 1994, principally due to generally higher interest rates on the Company's marketable securities and short-term cash investments. Interest expense decreased in fiscal 1995 by $11,000 from $51,000 in fiscal 1994 primarily as the result of lower average principal balances on the Company's long-term debt, which was fully repaid in the quarter ended March 31, 1995.

  Fiscal 1994 Compared to Fiscal 1993

     Net Sales. Net sales of $24.1 million for fiscal 1994 increased from fiscal 1993 sales by $1.4 million or 6.3%. The principal reason for the increase was additional sales of the Company's electro-optical instrument products primarily resulting from an improved economic climate in certain industry segments and the introduction of several new electro-optical instrument products which totally replaced the Company's electro-optical instrument product line. These increases were partially offset by a decline of $1.0 million in R&D contract revenues and lower sales of the Company's precision custom optical components due to the culmination of a significant contract from the University of Rochester for its laser fusion programs.

     The Company's sales outside the United States amounted to $11.0 million in fiscal 1994, an increase of $2.4 million from fiscal 1993. Sales in Japan during fiscal 1994 amounted to $7.6 million, an increase of $2.9 million over fiscal 1993, which occurred despite the decline in fiscal 1994 of R&D contract revenues. Product sales in Japan increased in fiscal 1994 by over 100.0% when compared to product sales in fiscal 1993. The significant increase was due to the improving Japanese economy and the strengthening of the semiconductor equipment market served by Canon, the Company's exclusive distributor in Japan.

     Gross Profit. Gross profit in fiscal 1994 amounted to $10.6 million and was $1.6 million higher than in fiscal 1993 principally due to the increase in sales and improvement in gross profit margins on actual shipments. As a percentage of sales, gross profit in fiscal 1994 was 44.0%, as compared to 39.9% in fiscal 1993. The gross profit percentage of sales improvement was due in part to benefits from continued improvement of the Company's cost structure and the impact of the introduction of new lower-cost instrument products partially offset by the lack of higher margins associated with the R&D contract revenues earned in fiscal 1993 and by the impact of continued aggressive pricing actions in response to sluggish market conditions in certain markets.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses in fiscal 1994 increased by $677,000 from fiscal 1993. As a percentage of sales, selling, general and administrative expenses were 27.7% and 26.4% in fiscal 1994 and fiscal 1993, respectively. Selling expenses, including advertising and sales promotion expenses related to the Company's new electro-optical instrument products as well as commissions on higher sales, increased $52,000 from fiscal 1993. Administrative expenses increased by $625,000 as a result of legal expenses incurred in connection with the Company's litigation against WYKO Corporation for patent infringement. Additional administrative costs incurred in fiscal 1994 were associated with the implementation of a new Business Management Information System.

     Research, Development and Engineering Expenses. R&D expenses in fiscal 1994 totaled $2.8 million and decreased by $291,000 from fiscal 1993, principally as a result of lower spending on project materials as the majority of new products were introduced in fiscal 1993 or early in fiscal 1994. As a percentage of sales, research and development costs were 11.5% and 13.6% in fiscal 1994 and fiscal 1993, respectively. During the quarter ended September 30, 1992, the Company received a $1.7 million fixed price research and development contract from Canon Inc. Revenues under the contract were recorded under the cost-to-cost percentage of completion method of accounting. The contract was completed in the first quarter of fiscal 1994 with the final $340,000 of net sales under the contract being recorded in the quarter ended September 30, 1993.

     Operating Profit (Loss). In fiscal 1994, the Company had operating profit of $1.2 million (4.8% of net sales) as compared to a $26,000 operating loss in fiscal 1993. The significant improvement resulted principally from higher gross profit.

     Other Income (Expenses). Interest income in fiscal 1994 amounted to $338,000 and was $41,000 less than in fiscal 1993, principally due to lower interest rates on the Company's marketable securities. Interest expense decreased in fiscal 1994 by $18,000 from $69,000 in fiscal 1993 primarily as the result of lower principal balances and lower interest rates on the Company's long-term debt in fiscal 1994. The principal reason for the change in miscellaneous income (expense), net in fiscal 1994 versus fiscal 1993 was the absence of income, which the Company recognized in June 1993, resulting from a $400,000 contingent payout by LaserMike in conjunction with its purchase of the IMAGE product line in June 1992.

  Quarterly Comparisons

     The following table sets forth certain quarterly financial data for the first quarter of fiscal 1996 and the four quarters in each of fiscal years 1995 and 1994 as well as certain of such information expressed as a percentage of net sales for the same period. This quarterly information is unaudited, but has been prepared on the same basis as the annual financial statements and, in management's opinion, reflects all adjustments, consisting only of normal recurring adjustments, required for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                 SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA
                    (In thousands, except per share amounts)


                                              Fiscal 1994                              Fiscal 1995                Fiscal 1996
                                    --------------------------------------  ------------------------------------   ---------
                                    Sept. 30, Dec. 31,  Mar. 31,  June 30,  Sept. 30, Dec. 31, Mar. 31, June 30,   Sept. 30,
                                      1993      1993      1994     1994        1994     1994     1995     1995       1995
                                     ------    ------    ------   ------     ------   ------    ------  --------    -------
  Statement of Earnings Data:
  Net sales .....................    $5,867    $6,120    $5,993   $6,160     $5,858   $7,097    $8,718   $10,560    $11,341
  Gross profit ..................     2,432     2,688     2,862    2,633      2,404    3,245     4,103     4,479      5,004
  Selling, general and
   administrative expenses ......     1,580     1,800     1,678    1,615      1,500    1,641     1,567     1,829      1,960
  Research, development and
   engineering expenses .........       737       628       713      708        669      793     1,043     1,462      1,426
  Operating profit ..............       115       260       471      310        235      811     1,493     1,188      1,618
  Other income (expense) ........        59        58       -0-       55         13       33        32       151         60
  Income tax expense ............        64       118       174       54         92      311       605       199        588
  Net earnings ..................       110       200       297      311        156      533       920     1,140      1,090
  Earnings per common and
   common equivalent share(1) ...    $ 0.03    $ 0.05    $ 0.07   $ 0.08     $ 0.04   $ 0.13    $ 0.21   $  0.25    $  0.23
  Weighted average common
   shares and common dilutive
   equivalents outstanding ......     3,962     3,986     4,019    3,983      3,971    4,068     4,371     4,636      4,670
  As a Percentage of Net Sales:
  Gross profit ..................      41.5%     43.9%     47.8%    42.7%      41.0%    45.7%     47.1%     42.4%      44.1%
  Selling, general and
   administrative expenses ......      26.9      29.4      28.0     26.2       25.6     23.1      18.0      17.3       17.3
  Research, development and
   engineering expenses .........      12.6      10.3      11.9     11.5       11.4     11.2      12.0      13.8       12.6
  Operating profit ..............       2.0       4.2       7.9      5.0        4.0     11.4      17.1      11.3       14.3
  Other income (expense) ........       1.0       0.9       0.0      0.9        0.2      0.5       0.4       1.4        0.5
  Income tax expense ............       1.1       1.9       2.9      0.9        1.6      4.4       6.9       1.9        5.2
  Net earnings ..................       1.9       3.3       5.0      5.0        2.7      7.5      10.6      10.8        9.6

--------------

(1) Quarterly per share earnings do not necessarily equal the total per share earnings reported for the year as a result of the dilutive effect of common stock equivalents on the calculation of per share earnings.

     The Company has experienced quarterly fluctuations in results of operations and anticipates that these fluctuations will continue. These fluctuations have been caused by various factors, including the buying patterns of the Company's target market, the number and timing of new product introductions and enhancements, the timing of product shipments and marketing. Future results of operations may fluctuate as a result of these and other factors, including the Company's ability to continue to develop innovative products, the introduction of new products by the Company's competitors, the Company's product and customer mix, the level of competition and overall trends in the economy.

     Net sales remained relatively constant throughout the four quarters of fiscal 1994 and the first quarter of fiscal 1995, as the Company was introducing new products to the market, the majority of which had lower per unit selling prices than the products being replaced. Beginning in the quarter ended December 31, 1994, the Company began shipping certain of its instrument products at an accelerating level, primarily the Company's motion control products, which are used in semiconductor photolithography, and the Company's first automated, on-the-production-line optical inspection instrument, the Automated Air Bearing Surface Analysis System or AAB. Gross profit as a percentage of sales has typically been somewhat higher in the Company's second and third fiscal quarters. Factors that have typically affected gross profit margins include product mix, volume-related efficiencies and the degree to which sales occur through direct sales channels. The Company strictly controls selling, general and administrative expenses. The increases in selling, general and administrative expenses as a percentage of sales in the second and third quarters of fiscal 1994 resulted primarily from expenses incurred in connection with patent litigation brought by the Company as to which the Company was awarded a judgment of nearly $2.7 million in damages (currently on appeal). The Company has not recorded any gain from this litigation and will not do so until a final determination of the award is made. R&D expenses as a percentage of sales remained relatively constant until the quarter ended March 31, 1995, during which the Company established a research and development facility in Simi Valley, California that focused on development of products for the data storage industry. The Company has historically adjusted its tax provision in its fiscal fourth quarter because a significant portion of the determinants of its effective tax rate can fluctuate substantially from quarter to quarter.

Liquidity and Capital Resources

     At September 30, 1995, working capital was $18.0 million, an increase of $960,000 from the amount at June 30, 1995. The Company had cash and cash equivalents of $1.5 million and marketable securities available-for-sale amounting to $7.3 million for a total of $8.9 million at September 30, 1995, a decrease of $1.3 million from the amount of cash and cash equivalents and marketable securities at June 30, 1995. Receivables increased by $1.7 million, and inventory increased by $431,000 from the amounts at June 30, 1995. The receivables increase was due primarily to the growth in net sales in the first quarter of fiscal 1996, which were $781,000 higher than the fourth quarter of fiscal 1995, and by a delay in collecting a significant amount of receivables until just after the close of the quarter ended September 30, 1995. Inventory increased primarily to support the growth in sales of the Company's electro-optical instruments. Accounts payable increased by $190,000 in the first quarter of 1996 to $2.3 million, principally as a result of the increase in inventories and other costs associated with the growth of the business.

     The Company's expenditures for property, plant and equipment totaled $474,000 in the quarter ended September 30, 1995, which was approximately the same as in the same period in the prior fiscal year. Although the actual level will be influenced by many factors, the Company anticipates that expenditures for plant and equipment in fiscal 1996 will be approximately the same as in fiscal 1995 ($1.6 million). On June 23, 1995, the Company's Board of Directors approved the purchase of approximately 22 acres of land adjacent to the Company's facility in Middlefield, Connecticut for a purchase price of $440,000 from certain Selling Stockholders. The purchase is expected to occur during the quarter ending March 31, 1996. See "Principal and Selling Stockholders--Material Relationships of Certain Selling Stockholders with the Company."

     As of September 30, 1995, there were no borrowings outstanding under the Company's $3.0 million bank line of credit. Unused amounts under the line of credit are available for short-term working capital needs. Stockholders' equity at September 30, 1995, increased by $1.1 million from June 30, 1995 to $23.4 million, principally due to net income of $1.1 million.

                                    BUSINESS

     Zygo Corporation designs, develops, manufactures and markets high performance, noncontact electro-optical measuring instruments, systems and accessories, and optical components to precise tolerances both for sale and for use as key elements in its own products. Utilizing proprietary laser and optical technology combined with advanced software and electronics, the Company's precision noncontact measuring instruments and systems enable manufacturers in a variety of industries, including data storage, semiconductor and precision optics, to increase operating efficiencies and product yields by identifying and collecting quantitative data on product defects, both during and after the manufacturing process. Zygo's optical components are used in many applications, including laser fusion research, semiconductor manufacturing equipment and aerospace optical systems, as well as being an integral part of precision optical instruments.

     Predominantly all of the Company's instruments and systems employ either a laser or white light source to make noncontact measurements. Through a process called interferometry, a pattern of bright and dark lines (called fringes) results from an optical path difference between a reference and a measurement beam. Zygo's products then analyze these patterns through a series of steps and generate quantitative three-dimensional surface profiles, which are used to determine conformity to dimensional specification and, increasingly, to analyze and enhance manufacturing processes. Interferometric measurement instruments and systems are used by a variety of industries, including by the data storage industry to inspect and analyze the surface of computer hard disks and read/write heads, and by the semiconductor industry for high precision distance measurement and motion control.

Background

     Historically, measurement and inspection instrumentation has consisted of contact profiling devices and visual qualitative inspection systems. Advancing technologies have required manufacturers in a variety of industries to produce smaller products with more precise tolerances and decreased design geometries, not capable of adequately being measured by the devices and systems then being utilized. For example, contact profilers and visual qualitative inspection systems are inadequate for quantitative analysis of critical dimensions such as air bearing surface geometry and pole-tip recession necessary in high volume production of read/write heads.

     The demands on these manufacturers to produce more powerful and smaller products with more precise tolerances have fueled demand for precision noncontact measuring instruments. In fact, high performance, noncontact metrology is an enabling technology for the semiconductor, data storage and other vital high technology industries. The trend towards miniaturization and tighter tolerances creates new challenges for manufacturers as they are forced to handle, measure and test ever smaller components. As piece part dimensions and tolerances become smaller, "nano technology scale" precision is necessitated. Disk drive manufacturers, for example, continue to increase drive capacity while reducing the size of drives. For this to happen, the recording head must fly closer to the disk and the head itself must be made smaller and to greater precision.

     In addition, until recently, noncontact measuring instruments have been limited almost exclusively to use by quality control laboratories for off-line inspection on a test basis only. The historical cyclical nature of the semiconductor industry, the data storage industry and other capital goods sector industries, together with increased competitive forces in these industries, have forced these industries to no longer depend solely on sales growth to fuel financial performance improvement, but rather to focus greater attention on the need to reduce production defects and significantly increase production yields. These pressures on manufacturers to improve productivity and quality have required integration of process control technologies directly into the manufacturing process, allowing manufacturers to test a greater percentage of their components while in production. Instrumentation increasingly is being sought to more accurately measure the conformity of parts to their specifications and detect defects directly on the manufacturing line, and to address other specific needs of the manufacturers to improve production yields. As the data storage industry, semiconductor industry and other high technology industries are forced to install more sophisticated and difficult to manage and control production and assembly processes, a greater degree of on-line, high precision, surface metrology and defect detection systems is required.

     Concurrently with the rapidly increasing requirements for nano-technology scale process control techniques, many of these industries, particularly the semiconductor and data storage industries, are experiencing very rapid growth. According to a recent report of DISK/TREND, Inc., a leading source of market information and intelligence for the hard drive or disk storage industry, the 1995 worldwide shipments of rigid disk drives are estimated to be 87.8 million units, an increase of approximately 25% over 1994 levels, with forecasts of 132 million disk drives expected to be sold in 1998. Driven by new software requirements and expanded personal computer usage, the report indicates that not only will disk drive units increase but capacities will also climb rapidly, implying greater need for storage in smaller packages, i.e. smaller heads, better finished disks, closer flying heights. In the semiconductor industry, VLSI Research, Inc. estimates the market for semiconductors to be $138 billion in 1995 and to grow to $254 billion in the year 2000. Other industry representatives are forecasting growth to annual sales levels as high as $300 billion by the year 2000.

The Zygo Solution

     Zygo introduced its first interferometer in 1972. All of the Company's instruments and systems utilize interferometry to accomplish precise measurement of a variety of surface geometries or to control motion and minute movements during the manufacturing process. In interferometry, a pattern of bright and dark lines (fringes) results from an optical path difference between a reference and a measurement beam. Incoming light is split inside an interferometer, one beam going to an internal reference surface and the other to a sample. After reflection, the beams recombine inside the interferometer, undergo constructive and destructive interference, and produce the light and dark fringe pattern. The number, shape and position of the lines in the fringe patterns can be analyzed to provide quantitative surface structure analysis. The Company's interferometric instruments and systems utilize highly sophisticated subsystems, including: precision optical components such as beamsplitters, reference optics and transmission optics; stable and long-life laser or other light sources; piece part positioning stages; high-powered workstations or PCs for processing and analyzing fringe pattern data; and a variety of peripheral components such as monitors and printers.

     Interferometry has certain inherent benefits over other forms of surface and distance measurement as it provides noncontact, quantitative, full field of view, ultra-high resolution surface analysis in three dimensions, which results in higher analysis throughput and lower cost of ownership for the user. Additionally, interferometric metrology is often an enabling technology as dimensions and tolerances of many parts in high technology applications have dimensions below 250 nanometers.

     The Company's instruments and systems provide critical productivity enhancement capability to the data storage, semiconductor and other high technology markets. The Company has worked closely with leaders of the data storage, semiconductor and other capital goods sector industries to help these manufacturers meet the ever-increasing production demands of their industries. Utilizing proprietary laser and optical technology combined with advanced software and electronics, the Company's precision noncontact measuring instruments and systems enable manufacturers in a variety of industries to increase operating efficiencies and product yields by identifying and collecting quantitative data on product defects, both during and after the manufacturing process.

     A wide range of operational features and data analysis capabilities are available on the Company's measurement instruments. Instrumentation has been designed with maximum flexibility to satisfy a customer's existing needs and to be adaptable to satisfy expansion and growth. Certain measuring devices can be used as needed in either the horizontal or vertical configuration, and on the production line or in the development lab.

     To meet the rapidly changing and increasing requirements of manufacturers, Zygo's business is transforming from that of an off-line quality control and quality assurance test and measurement instrument supplier to an on-line production improvement and yield management system provider. For example, the Company's Automated Air Bearing Surface Analysis System measures the air bearing surface geometry of read/write heads in-line as the heads are being manufactured. The system performs quantitative measurements on seven critical read/write head parameters with a throughput of up to 20,000 heads per day and provides real-time critical data to the manufacturing process control center to make on-line production process changes, thereby reducing the number of defective heads manufactured. The Company recognized another opportunity for yield improvement in the data storage industry in flying height testing. Early in calendar 1995, the Company formed a division in Simi Valley, California to develop products for that industry with its first undertaking being focused on the flying height tester. Together with the Company's engineers in Middlefield, Connecticut, the team developed a production flying height tester and introduced the product in September 1995; shipments of the Pegasus 2000 flying height tester are expected to commence in the early part of calendar 1996. The Pegasus 2000 addresses one of the data storage industry's most critical requirements, the ability to measure flying height at near contact. Another example of the Company's instruments and systems which allow its customers to enhance productivity and improve production yield is the ZMI-1000, used by semiconductor manufacturers within their step and repeat photolithography systems to precisely control the movement of the systems' x/y stage to a precision of one nanometer. As product geometries and tolerances reduce and yield improvement becomes increasingly important, new opportunities are continuously being explored.

Zygo Strategy

     The Company's objective is to expand its position as a leading worldwide supplier of high performance, noncontact electro-optical measuring, production control and yield management improvement instruments, systems and accessories that improve the performance, quality, reliability, yield and cost of automated manufacturing processes, and of optical components to precise tolerances. The Company dedicates substantial resources to research and product development to enable it to compete effectively in its market areas.

     Key elements of the Company's strategy include:

o Maintain Enhanced Leadership Through Innovative Technical Solutions. By integrating its proprietary electro-optical technologies, proprietary applications software and unique system integration capabilities, the Company provides leading edge automated optical inspection solutions in the shortest possible time. The Company's core technologies of optical interferometry, optical metrology, system engineering integration, application software and precision optical component fabrication and coating are directly applied to meet the higher measurement precision, accuracy, resolution, data acquisition and data analysis requirements in the most demanding manufacturing processes of its customers. Throughout its history, the Company has met its customers' requirements through innovation and invention with 47 total patents, 37 of which have been issued in the last 10 years, and 9 U.S. patents applied for in the last 12 months.

o Focus on New Market Segments. The Company's products have applications for a wide variety of industries. In the development of these products, the Company focuses on market segments which it believes have growth potential and in which Zygo can reasonably expect to become a leading manufacturer. The Company seeks to adapt the noncontact inspection and process control technology it develops for one application to other markets.

o Broaden Customer Relationships. The Company focuses on establishing the strongest relationship with major industry leaders in its served markets. This is accomplished by working closely with its customers and identifying increasing numbers of applications for automated optical inspection and yield improvement systems. The Company also focuses on fully integrating its offerings into its customers' manufacturing processes through automated parts handling, enhanced product metrology and defect analysis, and by more complete integration into the customers' workcells by fully integrated process information networking, all geared to improve production. The Company intends, by forming closer customer alliances, to better understand the evolving needs of its customers and, through the application of innovative technology, to provide high performance, high quality, cost effective solutions to the production improvement requirements in the shortest possible cycle time. Through this solution-sales cycle, which further promotes a closer and longer term partnership relationship between the Company and its customers, the Company intends to attain a preferred position with major industry leaders.

o Supply Quality Solutions Rapidly. The Company seeks to deliver high quality and high reliability system solutions in a minimal cycle time. To this end, the Company has installed an enterprise-wide total quality process where employee-led teams work to continuously improve the effectiveness and efficiency of its processes while searching out and removing areas of poor quality and waste. The Company's operations strategy focuses on internally providing those manufacturing services that add unique value in a rapidly changing customer needs environment.

o Provide Uninterrupted Worldwide Service and Support. To support leading customers' continuous manufacturing processes, the Company insures optimal operation and reliable performance of its production control equipment through its worldwide customer support service group. Through a worldwide network of service representatives, the Company provides 24 hour on-demand maintenance services. Its service engineers have a unique skill set, including optical and electrical component repair, software, application and system integration diagnostic and problem solution capabilities.

o Broaden Product Offerings and Markets Through Internal Developments and Acquisitions. The Company intends to broaden its product offerings by continuing to develop internally additional products and by aggressively pursuing the acquisition of companies where synergies can be identified. During the past twelve months the Company has formed a start-up operation in Simi Valley, California as a way to broaden its product offering and participation in the data storage industry. The Company has determined that these start-up operations can be an effective alternative to an acquisition when the technology resident in the Company is complementary to the market knowledge and expertise resident in the individuals hired to manage the start-up. The Company also maintains an active program of investigating and negotiating potential synergistic acquisitions which extend the Company's product lines or markets. The Company believes that its acquisition strategy is an important element of its total business strategy. To date, the Company has made a small acquisition of a manufacturer of high precision laser tubes, which allowed Zygo to bring in-house a technology that is critical to the performance of its motion control products.

Products

     Zygo manufactures high performance, noncontact electro-optical measuring instruments, systems and accessories and optical components to precise tolerances both for sale and for use as key elements in its own products. The Company operates in a single business segment, electro-optics, and offers products which fall into two general categories: (1) instruments, systems and accessories and (2) precision optical components.

     Instruments, Systems and Accessories

     Zygo's product strategy is to develop its instruments and systems utilizing modular designs where entire product families share several, if not all, of the same components, modules and software. Zygo has redesigned all of its instruments over the past three years and continues to upgrade its software and enhance its products by adding features such as automated stages and parts handling to many of its instruments and systems.

     All of the Company's instrument products utilize powerful processors that facilitate high speed data acquisition and data analysis. The Company's interferometric surface analysis microscopes and large aperture surface measurement interferometers utilize the Company's proprietary MetroPro(R) software, which has a graphical user interface that makes the product very user friendly. The MetroPro(R) software, combined with super high-resolution graphics and pull-down menus, provides the user with engineering solutions without off-line processing. The software allows the user to record, print and store measurement data locally as well as to distribute the data through networks for process management and further analysis. Zygo's proprietary software provides the Company with comparative advantage because of its high speed, powerful analysis capability based on proprietary algorithms, easily configurable screens, powerful image analysis modules and adaptability to new applications.

       ---Schematic Diagram of Data Storage Manufacturing Applications---



Zygo's instruments and systems used in a number of critical manufacturing steps in the data storage industry.

     Interferometric Surface Analysis Microscopes


-----------------------------------------------------------------------------------------------------
                  Price
   Product        Range                 Measurement                            Application
-----------------------------------------------------------------------------------------------------
  Maxim*GP         $60K        Roughness; Depths; Coplanarity;       Product and Process Development;
NewView 100         to          Micro-shape; Lengths; Widths;        On-line Process Control/Product
 AAB System       $150K                Area; Volumes                    Inspection; QC Inspection
------------------------------------------------------------------------------------------------------

     The surface characteristics of many products in industries such as semiconductor, data storage, fiber optics and medical implants, and with increased applications in the paper, printing plates, coatings, and pharmaceuticals industries, controls the performance of the product. As a result, surface structure analysis is fundamental to many facets of research and industry. The Zygo Maxim*GP, the fully automated AAB System, and NewView 100 microscopes combine advanced techniques of interferometry, microscopy, and precision translation stages, to enable high precision surface analysis. Unlike visual microscopes, Zygo's instruments provide measurement information as quantitative three-dimensional images, two- and three-dimensional surface maps with colors and shades representing relative heights of surface features, and numeric results. The Maxim*GP is based on phase shifting interferometry to provide very precise, fast measurements of specular ("mirror-like") or near specular surfaces. The NewView 100 uses scanning white light interferometry to measure non-specular surfaces.

     Large Aperture Surface Measurement Interferometers


-------------------------------------------------------------------------------------------------
               Price
Product        Range                 Measurement                            Application
-------------------------------------------------------------------------------------------------
GPI LC         $12K             Flatness; Sphericity;            Product and Process Development;
GPI ST          to              Radius of Curvature;                 Off-line Process Control;
GPI XP         $250K           Optical System Quality;                     QC Inspection
                          Transparent Material Homogeneity
-------------------------------------------------------------------------------------------------

     The Company's interferometers for large surface measurement, the Growth Potential Interferometer ("GPI") family of upgradable instruments, basically consist of enlarged versions of the three-dimensional microscope, designed to perform surface profile analysis on larger surface areas. Each member of the GPI interferometer family is designed to address a specific level of measurement needs. While all GPI models have essentially the same purpose--noncontact measurement of flat or spherical surfaces and transmitted wavefront measurement of optics--they differ widely in operational features and data analysis capabilities. The GPI family of products is used extensively in the optics industry to measure glass or plastic optical components like flats, lenses and prisms, and more recently in a growing number of other situations to measure precision components such as hard disks, bearing and sealing surfaces, polished ceramics and contact lens molds.

     Flying Height Tester


-------------------------------------------------------------------------------------------------
                      Price
   Product            Range                   Measurement                      Application
-------------------------------------------------------------------------------------------------
Pegasus 2000          $200K             Read/Write Head Gimbal;           Product Development;
                       to               Assembly Flying Height          Off-line Process Control;
                      $250K                                                   QC Inspection
-------------------------------------------------------------------------------------------------


     In September 1995, the Company introduced its newest product, the Pegasus 2000, a flying height tester. The flying height tester measures the height at which a read/write head flies over the surface of a magnetic disk within the disk drive. The industry demands for increased storage capacity are compelling manufacturers to reduce the flying height, as increased amounts of data can be stored on magnetic heads the closer they fly to the disk. The Pegasus 2000 offers several unique capabilities to the data storage industry. As flying heights are reduced, manufacturers require measurement instruments which can measure at near-contact. Zygo's flying height tester actually increases in accuracy the closer the read/write head flies over the surface of the disk. Additionally, due to significant increases in disk storage requirements, manufacturers require easy-to-use, high throughput testers. The Pegasus 2000 has been designed as a production oriented tester. For example, the system is capable of having a head loaded while a second head is being tested. Also, the tester automatically calibrates the sensor requirements of each head rather than requiring operator inputs. The Company expects to commence shipments of its Pegasus 2000 in the early part of calendar 1996.

      ---Schematic Diagram of Semiconductor Manufacturing Applications---

The Company's instruments, systems and precision optical components used in both OEM and end user semiconductor manufacturing applications.

     Precision Distance and Angle Measurement Interferometers


----------------------------------------------------------------------------------------------------
                Price
 Product        Range               Measurement                              Application
----------------------------------------------------------------------------------------------------
ZMI-1000        $15K          Distance; Angle; Velocity;        Semiconductor and Flat Panel Display
                 to                  Time/Position               Manufacturing; Product and Process
                $100K                                           Development; Precision Machine Tools
----------------------------------------------------------------------------------------------------

     Fast, precise control of machine motion is the primary challenge in many production processes. Industries as diverse as semiconductor and flat panel display production and optical component manufacturing require systems to measure the position of a tool relative to a part under fabrication. The Company's ZMI-1000 Laser Interferometer system provides the measurements that control the position of some of the world's most sophisticated machinery. Through the use of a directed laser beam reflecting from the moving portion of the machine, the ZMI-1000 can tell the machine's computer control systems about movements as small as 1.24 nanometers (billionths of a meter). This level of accuracy can be compared to the finest geometries of semiconductors, which are approximately 350 nanometers. Its design also accommodates fast motions and maintains its precision at speeds in excess of a meter per second. Applications for these interferometers include accurately measuring and controlling, while they are in motion, the x, y, and theta stages in photolithography equipment that is used in making semiconductors and flat-panel video displays. Although Zygo sells this instrumentation to a large number of customers, the majority of these interferometers are sold on an OEM basis to Canon. Zygo is Canon's sole-source provider of motion control devices for use in Canon's step and repeat photolithography systems. These systems perform a critical function in the process of manufacturing semiconductors.

     Precision Optical Components
-------------------------------------------------------------------------------
         Component Types                                 Application
-------------------------------------------------------------------------------
         Flats, Spheres;                         Laser and White Light Based
      Waveplates, Mirrors;                          Optical Instruments;
Precision Mechanical Components;                     High Power Lasers;
       Aerospace Windows;                             Photolithography;
    Photolithographic Stages                         Military; Research
-------------------------------------------------------------------------------

     The Company believes it is a world leader in the design and manufacture of highly accurate, "cosmetically excellent" surfaces and angles on plano components ranging in size from small prisms to large mirrors, scanners, aerospace windows and laser amplifier disks. Zygo's precision machining capability is used to make complex glass and ceramic parts such as stage mirrors and other lightweight structures. Operations at the Company's state-of-the-art optical components manufacturing facility include machining, shaping, generating, grinding, polishing and edging. The Company utilizes technology that it has developed and incorporated into rotary polishing machines designed and built by the Company. The Company's thin film coating capability includes metallic and high-efficiency dielectric coatings for transmissive or reflective applications, in the ultraviolet, visible and infrared regions of the spectrum. The Company also applies polarization, beamsplitter and anti-reflection coatings.

     To ensure quality control of its products, Zygo maintains complete control over every facet of manufacturing, from grinding and polishing to coating and assembly. At each stage of production, opticians test and verify the components using sophisticated interferometric measuring instruments designed and manufactured by Zygo. The Company believes that this vertical integration gives Zygo a distinct competitive advantage over most of its competitors in the production of its precision optical components.

Markets and Customers

     The growing need for dimensional control to the subnanometer level has created a growing need for the Company's instruments and systems among both OEM's and end users. Traditionally, the Company's largest market has been high precision optical components and systems. As the market demands for greater tolerance control in the manufacturing process has increased, particularly in the data storage and semiconductor markets, Zygo has been able to meet these demands with on-the-production-line process and quality control instruments and systems as well as with its off-line quality control instruments. As a result, the data storage and semiconductor industries are now the Company's largest markets.

         The following table sets forth the Company's product sales by industry category:



                                                                                 University and
                                                                     Industrial   Research and
                                                                    Surfaces and   Industrial     Calendar Quarter
                                         Semi-      Data               Machine     Development     of Introduction
  Product                              Conductor   Storage  Optics     Control   and/or Centers       to Market
  -------                              ---------   -------  ------  ------------ --------------   -----------------
  Interferometric
  Surface Analysis Microscopes
   NewView 100                             X          X        X           X             X       3rd Quarter, 1993
   Maxim* GP                                                   X                         X       1st Quarter, 1994
   AAB System                                         X                                          3rd Quarter, 1994

  Large Surface
  Measurement Interferometers
   GPI XP                                  X          X        X           X             X       3rd Quarter, 1993
   GPI ST                                                      X           X             X       3rd Quarter, 1993
   GPI LC                                             X                    X                     3rd Quarter, 1993

  Precision Distance and Angle
  Measurement Interferometers
   ZMI-1000                                X                               X             X       1st Quarter, 1994

  Flying Height Tester
   Pegasus 2000                                       X                                          3rd Quarter, 1995

  Precision Optical
   Components                              X          X        X           X             X              NA



     Historically, a relatively limited number of customers have accounted for a substantial portion of the Company's revenues. In fiscal years 1994 and 1995, sales to the Company's top two customers accounted for approximately 41.2% and 46.8%, respectively, of the Company's net sales. During these fiscal years, sales to Canon, the Company's largest customer, accounted for approximately 32.1% and 29.6%, respectively, of the Company's net sales. Canon, one of the original investors in the Company, is a valuable strategic partner of the Company and the relationship is important to both companies for many reasons. Sales to Canon include products that Canon uses in its manufacturing facilities, such as the Company's large aperture surface measurement interferometers, which are used to quantitatively analyze the surface of optics Canon produces for its photolithographic steppers, and Zygo's motion measurement components and systems which are incorporated into Canon's steppers for controlling the x/y stage in that product. Zygo is Canon's sole source for motion control systems. Sales to Canon also include optical components and instruments, systems and accessories sold by Canon as Zygo's sole distributor in Japan. In fiscal 1995, Seagate, a leading manufacturer of computer disk drives and related hardware and software, accounted for an additional approximately 17.2% of the Company's net sales; sales to Seagate were insignificant in fiscal 1994. No other customer accounted for greater than approximately 3% of the Company's net sales in fiscal 1994 and 1995.

     The following is a representative list of end users of the Company's products:


                                                                                     Industrial Surfaces &
Semiconductor             Data Storage                 Optics                        Machine Control
-------------             ------------                 ------                        ---------------------
Canon                     AIWA                         Allied Bendix                 Allied Signal
DuPont                    Akashic                      Bausch & Lomb                 Anorad
ETEC                      Applied Magnetics            Canon                         Cranfield Precision
IBM                       Conner Peripherals           Corning                        Engineering
KLA                       Hewlett Packard              Hughes                        Cummins Engine
Motorola                  Hitachi                      Itek                          Dover Instruments
NEC                       Komag                        Lawrence Livermore            Gerber Scientific
SVG                       Maxtor                        National Laboratories        General Motors
Sematech                  Quantum                      Melles Griot                  Martin Marietta
Tencor                    Read-Rite                    Nikon                         National Institute of
Texas Instruments         SAE Magnetics                OCLI                           Standards & Technology
Toshiba                   Seagate                      Perkin Elmer                  Rank Taylor Hobson
Ultratech Stepper         Sony                         Schott Glass                  Saint-Gobain/Norton
XRL                       TDK                          University of Rochester       3-M
                          Toshiba                       (LLE)                        Sikorsky Aircraft
                                                       Vistakon                      Stanadyne
                                                       Zeiss


Sales, Marketing and Customer Support

     The Company sells its products worldwide through a combination of direct sales staff and independent distributors and sales representatives. The Company maintains a direct sales staff of four persons at its headquarters in Middlefield, Connecticut and three persons in Santa Clara, California for domestic sales. International sales are made through more than ten representatives and distributors, covering sales and service in 20 countries including Japan, Singapore, Malaysia, South Korea, Taiwan, Philippines, United Kingdom, Germany, Italy and France.

     The following table sets forth the percentage of the Company's total sales (including sales delivered through distributors) by location during the past three years:

                                              Year Ended June 30,
                                       ---------------------------------
                                      1993           1994          1995
                                      ----           ----          ----
United States ....................    61.7%          54.3%         53.5%
Japan ............................    20.5           31.4          29.9
Pacific Rim ......................    10.5            8.8          10.2
Other (primarily Europe) .........     7.3            5.5           6.4

     Substantially all of the Company's export sales are negotiated, invoiced and paid in United States dollars. International sales and foreign operations are subject to certain inherent risks.

     The selling process for the Company's products frequently involves participation by sales, marketing, applications specialists and engineering personnel. The Company's marketing activities also include participation in international standards organizations, trade shows, publication of articles in trade journals, participation in industry forums and distribution of sales literature. In addition, the Company's strategic relationships with customers serve as highly visible references.

     The Company believes that its strong commitment to service is essential, based on the growing complexity of the equipment used in the manufacturing process by the Company's customers. The Company's customer support and service staff currently consists of 12 persons. In addition, the Company's distributors and sales representatives offer a worldwide network for customer support, providing 24 hour on-demand maintenance services. The service engineers are skilled in optical and electrical component repair, software, application and system integration, diagnostic and problem solving capabilities. Zygo also offers training programs and maintenance contracts for its customers.

Backlog

     The Company's backlog at September 30, 1995, June 30, 1995 and September 30, 1994, was approximately $14.0 million, $13.0 million and $5.6 million, respectively. The significant increase from September 30, 1994 resulted primarily from strong demand for the Company's instrument products, particularly its distance measuring interferometers used in motion control applications (primarily in the semiconductor industry), and the Company's microscope products used in many applications in the disk drive industry (in particular the Company's Automated Air Bearing analysis system which provides fully automated quantified measurement and analysis of read-write heads). The Company includes in its backlog only those customer orders for which it has accepted written purchase orders against which it expects to ship within the following twelve months. All orders are subject to cancellation or delay by the customer with limited or no penalty. Historically, cancellation or reduction of orders has not had a significant impact on the Company's results of operations.

Research, Development and Engineering

     The Company operates in an industry that is subject to rapid technological change and engineering innovation. The Company distinguishes its instrument products on the basis of its unique electro-optical sensor technology, its software capability and its skill in systems integration. Because the Company believes that its ability to compete effectively with its instruments and systems in its markets depends in part on maintaining its expertise in applying new technologies and developing new products, the Company dedicates substantial resources to research and development. At September 30, 1995, the Company employed 34 individuals within its R&D operations, including 11 individuals with advanced degrees of which 4 individuals have earned doctoral degrees. During the second half of fiscal 1995, the Company formed an R&D facility in Simi Valley, California, for the purpose of developing test and measurement instruments for the disk drive industry. The first such product development effort at the new facility focused on flying height testing and, in conjunction with the Company's engineers in the Middlefield, Connecticut facility, produced the Company's Pegasus 2000 flying height tester. See "--Products." In addition, as an integral part of the Company's product development strategy, Zygo has formed technical relationships with several customers. Zygo's strategy is to form close technical working relationships with the leading suppliers in its markets and thereby develop products and systems which have the greatest relevancy to the marketplace in general. In connection with its R&D operations, Zygo also maintains a close working relationship with various research groups and academic institutions in the United States as well as abroad.

     The Company believes that continued enhancement, development and commercialization of new and existing products and systems is essential to maintaining and improving its leadership position. The Company intends to direct its research and development activities in several different areas. For example, Zygo continues to seek to develop products that have greater measurement range and precision to address new markets. Additionally, Zygo intends to continue to add products that are automated in-process instruments and systems. There can be no assurance that these efforts or any other product development efforts of the Company will be successful in producing products that respond to technological changes or new products introduced by others.

     R&D expenses of the Company totaled $1.4 million, $4.0 million, $2.8 million and $3.1 million for the three months ended September 30, 1995 and in fiscal 1995, 1994 and 1993, respectively. Substantially all of the R&D expenses support the Company's instruments, systems and accessories. As a percentage of sales, R&D costs were 12.6% in the first quarter of fiscal 1996, and 12.3%, 11.5% and 13.6% in fiscal 1995, 1994 and 1993, respectively.

Patents and Other Intellectual Property Rights

     The Company relies on a combination of patent, copyright, trademark and trade secret laws and license agreements to establish and protect its proprietary rights in its products. The Company believes, however, that its success depends to a greater extent upon innovation, technological expertise and distribution strength. The Company requires each of its employees to enter into standard agreements pursuant to which the employee agrees to keep confidential all proprietary information of the Company and to assign to the Company all rights in any proprietary information or technology made or contributed by the employee during his or her employment or made thereafter as a result of any inventions conceived or work done during such employment. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization or to develop similar technology independently. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries.

     The Company currently holds 39 United States patents and eight foreign patents covering existing and potential products and has applied for nine additional patents in the United States and seven additional foreign patents.

     Zygo, the Zygo logo and Maxim*3D are registered trademarks, and the Company also holds several nonregistered trademarks including Maxim*GP, New View 100, Growth Potential Interferometer, GPI, ZMI-1000, Pegasus 2000 and AAB System.

Manufacturing

     The Company's principal manufacturing activities are conducted at its facility in Middlefield, Connecticut. The Company maintains a state-of-the-art optical components manufacturing facility, specializing in the fabrication, polishing and coating of plano (flat) optics for sales to third parties, as well as the manufacturing of a wide variety of optics that are used in the Company's instrument products. The Company's manufacturing activities for its instrument products consist primarily of assembling and testing components and subassemblies some of which are supplied from within the Company and others are supplied by third party vendors and then integrated into the Company's finished products. Many of the components and subassemblies are standard products, although certain items are made to Company specifications. The Company also maintains Computer Numerical Control (CNC) metal fabrication equipment for in-house production of strategic metal formed components.

     Certain components and subassemblies incorporated into the Company's systems are obtained from a single source or a limited group of suppliers. Management routinely monitors single or limited source supply parts, and the Company endeavors to ensure that adequate inventory is available to maintain manufacturing schedules should the supply of any part be interrupted. Although the Company seeks to reduce its dependence on sole and limited source suppliers, it has not qualified a second source for these products and the partial or complete loss of certain of these sources could have an adverse effect on the Company's results of operations and damage customer relationships. Further, a significant increase in the list price of one or more of these components could adversely affect the Company's results of operations.

     The Company also maintains a state-of-the-art fully integrated management information system which includes all business modules (capacity planning, materials requirements planning, order entry, financials, etc.) necessary to manage the Company's growing operations.

Competition

     Although the Company believes that its products are unique, competitors offer technologies, instrumentation and systems that are capable of performing certain of the functions performed by the Company's products. The Company faces competition from a number of companies in all its markets, some of which have greater manufacturing and marketing capabilities, and greater financial, technological and personnel resources. In addition, the Company may compete with the internal development efforts of its current and prospective customers. The Company believes that its instrumentation and products offer several advantages over competitive products in terms of accuracy, speed, flexibility, cost and ease of use. Although the Company has attempted to protect the proprietary nature of such products, it is possible that any of the Company's products could be duplicated by other companies in the same general market. In addition, there can be no assurances that the Company would be able to compete with similar products produced by a competitor.

Employees

     As of September 30, 1995, the Company employed a total of 212 persons, including 118 in manufacturing, 34 in research and development, 20 in sales and marketing and 12 in customer service. To date, the Company has been successful in attracting and retaining qualified technical personnel, although there can be no assurance that this success will continue. None of the Company's employees are covered by collective bargaining agreements or are members of a union. The Company has never experienced a work stoppage and believes that its relations with its employees are excellent.

Properties

     The Company's principal operations are located in an owned 100,000 square foot building in Middlefield, Connecticut. The Company also owns 30 acres of undeveloped land adjacent to its principal facility. In June 1995, the Company's Board of Directors approved the purchase of approximately 22 acres of land adjacent to the Company's principal facility from certain Selling Stockholders. See "Principal and Selling Stockholders--Material Relationships of Certain Selling Stockholders with the Company."

Legal Proceedings

     On June 29, 1988, the Company filed suit in the U.S. District Court in Arizona against WYKO Corporation for patent infringement based on the belief that the WYKO 6000 interferometer infringed certain patents owned by Zygo. On March 1, 1993, the United States District Court (District of Arizona) rendered a Memorandum Opinion and Findings of Fact and Conclusions of Law in the matter of the patent suit. The conclusions of the court were that Zygo's patent is valid, the WYKO Model 6000 interferometer infringes the Zygo patent, that WYKO Corporation is liable to Zygo Corporation for any damages suffered as a result of WYKO's infringement of Zygo's patents by making, selling, and using the WYKO Model 6000 interferometer, and that the amount of the monetary judgment and other relief shall be determined following a trial on the issue of damages. The damage phase of the trial was held from November 29, 1993 through December 6, 1993. The Court rendered its judgment on June 2, 1994, awarding the Company approximately $2.7 million plus recovery of certain costs to be awarded by the Court which were incurred by the Company in connection with the conduct of the trial and entered a permanent injunction prohibiting further sales of the WYKO Model 6000 interferometers found to infringe. An appeal of the District Court's decision was filed by WYKO on August 9, 1994 with the Court of Appeals for the Federal Circuit located in Washington, D.C. The oral argument of the appeal was heard by the Court of Appeals on March 9, 1995. No ruling has been rendered by the Court of Appeals. The Company has not recorded any gain from the District Court's ruling and will not until a final determination of the award is made.

                                   MANAGEMENT

  Executive Officers, Key Employees and Directors

         The executive officers, key employees and directors of the Company and their ages are as follows:


     Name                             Age                   Positions
     ----                             ---                   ---------
Gary K. Willis(1) ................    50       President, Chief Executive Officer and Director
Mark J. Bonney ...................    41       Vice President, Finance and Administration,
                                                 Treasurer and Chief Financial Officer
Carl A. Zanoni ...................    54       Vice President, Research, Development and
                                                 Engineering and Director
William H. Bacon .................    46       Director of Total Quality
Robert B. Lynch ..................    43       Director of Operations
George A. Neale ..................    46       General Manager, Customer Support
Robert A. Smythe .................    43       Director of Sales & Marketing
Michael C. Thomas ................    37       Operations Manager, Optics
Joe J. Wallace ...................    39       General Manager, Flying Height Test Division
Paul F. Forman ...................    61       Chairman of the Board
Michael R. Corboy(2) .............    65       Director
Seymour E. Liebman(1)(2)(3) ......    46       Director
Robert G. McKelvey(1)(2)(3) ......    58       Director
Paul W. Murrill(4) ...............    61       Director
Robert B. Taylor(4) ..............    48       Director

---------------

(1)  Nominating Committee member.

(2)  Compensation Committee member.

(3)  Amended and Restated Non-Qualified Stock Option Plan Committee member.

(4)  Audit Committee member.



     Gary K. Willis has served as a director of the Company since March 1992 and has been President and Chief Executive Officer of the Company since August 1993. From February 1992 until August 1993, he was President and Chief Operating Officer of the Company. From October 1990 until January 1992, Mr. Willis was an independent consultant. Prior to October 1990, he was the Chairman, President and Chief Executive Officer of The Foxboro Company, a manufacturer of process control equipment.

     Mark J. Bonney has served as Vice President, Finance and Administration and Chief Financial Officer of the Company since March 1993 and Treasurer of the Company since November 1993. From October 1990 until February 1993, he was Vice President European Operations and Managing Director, Dynapert Limited, a Black & Decker company, which was involved in the design and manufacture of printed circuit board and semiconductor manufacturing equipment.

     Carl A. Zanoni has served as a director of the Company since its inception in 1970 and has been Vice President, Research, Development and Engineering of the Company since April 1992. From February 1989 until March 1992, he was Vice President, Research and Development and Chief Scientist of the Company and from June 1970 until February 1989, he was Vice President, Engineering of the Company.

     William H. Bacon has been Director of Total Quality at the Company since November 1993. From June 1987 to November 1993, he was the Manager of Instrument Manufacturing Engineering for the Company.

     Robert B. Lynch has been Director of Operations of the Company since December 1987. From October 1984 to November 1987, he was Manager of Operations Planning of the Company. Mr. Lynch was Materials Manager, Trent

Tube Division at Colt Industries, a manufacturer of welded stainless steel and alloy tubing, from November 1979 to October 1984.

     George A. Neale has been General Manager, Customer Support at the Company since July 1991. From May 1984 to July 1991, he was the Product Service Manager of the Company.

     Robert A. Smythe has been Director of Sales and Marketing of the Company since June 1993. From April 1992 to June 1993, he served as Manager, Industry Marketing and from July 1988 to April 1992, he was Director of Engineering and Co-Product Line Manager for the Microscope and Large Aperture System product line.

     Michael C. Thomas has been Operations Manager, Optics of the Company since April 1994. From September 1985 until April 1994, he was Materials Supervisor for the optical components division.

     Joe J. Wallace has been General Manager, Flying Height Test Division since joining the Company in January 1995. From July 1994 to October 1994, Mr. Wallace was the President of Cambrian Pacific Technologies, Inc. ("Cambrian"), a division of Cambrian Systems, Inc.; from October 1993 to July 1994, he was Vice President, Engineering of Cambrian; and from July 1992 to October 1993, he served as Director of Product Development at Cambrian. Mr. Wallace served as the President and Chief Operating Officer of ALP Engineering Group, Inc. from April 1989 to July 1992.

     Paul F. Forman has served as the Chairman of the Board of Directors of the Company since its inception in 1970, and was the Chief Executive Officer of the Company from June 1970 to August 1993, the Treasurer from June 1970 to November 1993, Acting President from June 1991 to February 1992 and Secretary from
March 1992 to November 1993.

     Michael R. Corboy has served as a director of the Company since April 1993. Mr. Corboy is currently President and Chief Executive Officer of Corboy Investment Company, positions he has held since January 1992. From December 1987 until December 1991, he served as Chairman and Chief Executive Officer of Amtech Corporation, a manufacturer of vehicle identification equipment. Mr. Corboy is currently the director of Networth, Inc., a software development company, and Wyle Electronics, a distributor of electronic components.

     Seymour E. Liebman has served as a director of the Company since March 1993. Mr. Liebman is currently the Senior Vice President, Finance and General Counsel of Canon U.S.A., Inc., positions he has held since January 1992. From January 1990 until December 1991, he served as Vice President, Finance and General Counsel of Canon U.S.A., Inc.

     Robert G. McKelvey has served as a director of the Company since August 1983. Mr. McKelvey has been the Chairman and President of George McKelvey Co., Inc., an investment advisor and securities broker-dealer, since 1976.

     Paul W. Murrill has served as a director of the Company since November 1993. Mr. Murrill has been independently employed as a professional engineer since 1988. Mr. Murrill is currently a director of Entergy Corporation, a public utility, Tidewater, Inc., an oil service company, First Mississippi Corporation, a chemical fertilizer company, FirstMiss Gold, Inc., a gold mining company, Piccadilly Cafeterias, Inc., a food service company, Howell Corporation, a diversified energy company, and various foundations and public service organizations.

     Robert B. Taylor has served as a director of the Company since August 1988. Mr. Taylor has been Vice President and Treasurer of Wesleyan University since April 1985. Mr. Taylor is currently a director of Middlesex Mutual Assurance Co., a Connecticut-based property and casualty insurance company, and Farmers and Mechanics Bank.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth, as of October 1, 1995, and as adjusted to reflect the sale of the shares of Common Stock in this offering, certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each person or entity known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director of the Company, (iii) all executive officers and directors as a group and (iv) the Selling Stockholders. Except as indicated by footnote, the persons or entities named in the table below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.


                                                    Shares Beneficially                   Shares Beneficially
                                                     Owned Before the                       Owner After the
                                                       Offering (1)          Shares            Offering
                                                    -------------------       Being       --------------------
                                                     Number    Percent       Offered      Number      Percent
                                                    -------    -------       -------      ------      -------
Canon Inc. (1) ................................     786,000     20.0%        300,000      486,000       10.2%
Wesleyan University (2) .......................     397,500     10.1         225,000      172,500        3.6
Paul F. Forman (3) ............................     273,060      6.9          75,000      198,060        4.1
Sol F. Laufer (4) .............................     213,810      5.4          70,000      143,810        3.0
Carl A. Zanoni (3) ............................     289,110      7.3          60,000      229,110        4.8
Gary K. Willis (3) ............................     155,250      3.9             --       155,250        3.2
Robert G. McKelvey (3) ........................      53,100      1.3          25,000       28,100        *
Michael R. Corboy (3) .........................      21,000      *               --        21,000        *
Paul W. Murrill (3) ...........................      14,250      *               --        14,250        *
Robert B. Taylor (5) ..........................       9,750      *               --         9,750        *
Seymour E. Liebman (6) ........................       7,500      *               --         7,500        *
All executive officers and directors
  as a group (9 persons)(7) ...................     844,770     20.4         160,000      684,770       13.7

------------

*    Less than 1.0%.

(1) Shares of Common Stock beneficially owned prior to and after the offering and the percentage of class of Common Stock beneficially owned after the offering does not include shares of Common Stock beneficially owned by Seymour E. Liebman, Senior Vice President Finance and General Counsel of Canon U.S.A., Inc., an affiliate of Canon Inc. and a director of the Company.

(2) Shares of Common Stock beneficially owned prior to and after the offering and the percentage of class of Common Stock beneficially owned after the offering does not include shares of Common Stock beneficially owned by Robert B. Taylor, Vice President and Treasurer of Wesleyan University and a director of the Company.

(3) Shares of Common Stock beneficially owned prior to and after the offering and the percentage of class of Common Stock beneficially owned after the offering includes 39,000 shares for Mr. Forman, 36,450 shares for Mr. Zanoni, 56,250 shares for Mr. Willis, 7,500 shares for Mr. McKelvey, 13,500 shares for Mr. Corboy and 13,500 shares for Mr. Murrill, all of which may be acquired by within 60 days of October 1, 1995 upon the exercise of options.

(4) Shares of Common Stock beneficially owned prior to and after the offering and the percentage of class of Common Stock beneficially owned after the offering includes 45,750 shares of Common Stock which may be acquired by Mr. Laufer within 60 days of October 1, 1995 upon the exercise of options. Mr. Laufer was Vice President, Optics Group of the Company through June 1994.

(5) Shares of Common Stock beneficially owned prior to and after the offering and the percentage of class of Common Stock beneficially owned after the offering includes 7,500 shares of Common Stock which may be acquired by Mr. Taylor within 60 days of October 1, 1995 upon the exercise of options. Does not include 397,500 shares owned by Wesleyan University.

(6) Shares of Common Stock beneficially owned prior to and after the offering and the percentage of class of Common Stock beneficially owned after the offering includes 7,500 shares of Common Stock which may be acquired by Mr. Liebman within 60 days of October 1, 1995 upon the exercise of options. Does not include 786,000 shares owned by Canon Inc.

(7) Shares of Common Stock beneficially owned prior to and after the offering and the percentage of class of Common Stock beneficially owned after the offering includes an aggregate of 202,950 shares of Common Stock which may be acquired by executive officers and directors of the Company within 60 days of October 1, 1995 upon the exercise of options. Does not include 786,000 and 397,500 shares owned by Canon Inc. and Wesleyan University, respectively, prior to the offering and 486,000 and 172,500 shares owned by Canon Inc. and Wesleyan University, respectively, after the offering.

                                       31

Material Relationships of Certain Selling Stockholders with the Company

     Canon Sales Co., Inc., a subsidiary of Canon Inc., serves as the exclusive distributor of the Company's products in Japan. Sales to Canon aggregated $9.6 million and $7.7 million for the fiscal years ended 1995 and 1994, respectively. Selling prices were based, generally, on the normal terms given to domestic distributors. In addition, the Company and Canon have entered into agreements providing for confidential exchanges of certain technology. The Company has received royalty payments from Canon under certain of those agreements, which payments, in the aggregate, are not material. The Company has also entered into certain research and development contracts with Canon, pursuant to which the Company has received funding.

     On June 23, 1995, the Company's Board of Directors approved the purchase of approximately 22 acres of land adjacent to the Company's facility in Middlefield, Connecticut, for a purchase price of $440,000. This land, which is jointly owned by Paul F. Forman, Chairman of the Board of the Company, Sol F. Laufer, a founder and former executive officer of the Company, and Carl A. Zanoni, Vice President, Research, Development and Engineering and a director of the Company, will facilitate expansion of the Company's buildings and/or parking facilities in the future. The purchase is expected to occur during the quarter ending March 31, 1996.

     In October 1983, Canon, Wesleyan University and the group consisting of Messrs. Forman, Zanoni and Laufer entered into a Shareholders' Agreement pursuant to which they agreed to vote their shares of Common Stock for the election to the Company's Board of Directors of two directors designated by Canon, Wesleyan University and the foregoing individuals as a group, and up to five additional directors who were to be independent of the foregoing stockholders. On November 30, 1993, the Shareholders' Agreement was terminated.

     In November 1993, a Registration Rights Agreement was entered into by the Company, Wesleyan University, Canon and Messrs. Forman, Zanoni and Laufer. In general, the Registration Rights Agreement grants to each of these stockholders the right, until November 30, 1998, to have his or its shares of Common Stock included in any registered public offering of the Company's securities. Each of the parties to the Registration Rights Agreement has waived all rights to include any additional shares of Common Stock owned by such person in the Registration Statement of which this Prospectus is a part.

     In August 1993, the Company entered into a Services Agreement with each of Mr. Forman and Mr. Laufer providing for their retention as an executive officer of the Company through the end of the 1994 fiscal year and thereafter as a consultant to the Company for an additional five years, in the case of Mr. Forman, and an additional four years in the case of Mr. Laufer. Pursuant to his agreement, Mr. Forman received a salary payment of $148,271 for the year of employment, a one-time payment of $149,500 upon his termination from active employment, and will continue to receive a $20,000 retainer for board service for each of the five years of his consultancy plus 80%, 60%, 40% and 20% of his salary at June 30, 1994 for each of the first through fourth years of his consultancy, respectively. Pursuant to his agreement, Mr. Laufer received salary payments of $133,586 for the year of employment, a one-time payment of $135,000 upon the termination of his employment, and will continue to receive payments of 80%, 60%, 40% and 20% of his salary at June 30, 1994 for each of the first through fourth years of his consultancy, respectively. The Services Agreements provided that all of Messrs. Forman and Laufer's outstanding unvested stock options from the Company would become vested effective at the conclusion of the fiscal year ended June 30, 1994 (consisting of options for 20,475 shares of Common Stock in the case of Mr. Forman and 24,487 shares of Common Stock in the case of Mr. Laufer). The Services Agreements are terminable (with all payment obligations thereunder terminating) by Mr. Forman or Mr. Laufer, as the case may be, at any time, and by the Company upon the death or disability of Mr. Forman or Mr. Laufer or for justifiable cause (as defined in the Services Agreements); except that if a Services Agreement terminates as a result of the death or disability of Mr. Forman or Mr. Laufer, as the case may be, he (or his estate) will be entitled to receive the lesser of twice his June 30, 1994 salary or the aggregate remaining compensation payments otherwise required to be made under the respective Services Agreement.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement (a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part), the Underwriters named below have severally agreed to purchase from the Company and the Selling Stockholders the following number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                    Number of
       Underwriter                                                    Shares
       -----------                                                  ---------

Alex. Brown & Sons Incorporated ...............................
Needham & Company, Inc. .......................................
Unterberg Harris ..............................................
                                                                    ---------
    Total .....................................................     1,600,000
                                                                    =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Stockholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow a concession not in excess of $ per share to certain dealers. After the offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to 240,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 1,600,000 and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,600,000 shares are being offered.

     The Underwriting Agreement contains covenants of indemnity and contribution among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company and its officers and directors, including the Selling Stockholders, have agreed not to offer, sell or otherwise dispose of any additional shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated, provided that the Company may issue, and grant options to purchase, shares of Common Stock under its existing stock option plans, and provided further that certain Selling Stockholders may sell up to an aggregate of 7,500 shares of Common Stock upon the exercise of stock options.

     The rules of the Securities and Exchange Commission (the "Commission") generally prohibit the Underwriters and other members of the selling group, if any, from making a market in the Common Stock during the "cooling-off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit an Underwriter or other member of the selling group, if any, to continue to make a market in the Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group, if any, may engage in passive market making in the Common Stock during the cooling-off period.

                                  LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Fulbright & Jaworski L.L.P, New York, New York, and certain legal matters will be passed upon for the Underwriters by Piper & Marbury L.L.P. Paul Jacobs, a partner in Fulbright & Jaworski L.L.P., is Secretary of the Company and, as of July 1, 1995, beneficially owned 7,500 shares of Common Stock.

                                     EXPERTS

     The consolidated financial statements of the Company as of June 30, 1995 and 1994 and for each of the years in the three-year period ended June 30, 1995 have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549-1004; and at the Commission's regional offices at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits thereto. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C., and copies of all or any part of it may be obtained from the Commission upon payment of the prescribed fees.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which are on file with the Commission (File No. 0-12944), are incorporated in this Prospectus by reference and made a part hereof:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995.

          (b) The Company's Current Report on Form 8-K, dated July 20, 1995, filed on July 20, 1995.

          (c) The Company's Current Report on Form 8-K, dated August 22, 1995, filed on August 23, 1995.

          (d) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1995.

          (e) The description of the Company's Common Stock contained in Item 1 of the Company's Registration Statement on Form 8-A, dated October 26, 1984.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests should be directed to Zygo Corporation, Laurel Brook Road, Middlefield, Connecticut 06455-0448, Attention: Mark J. Bonney, Vice President, Finance and Administration, (860) 347-8506.

     The Company furnishes its stockholders with an annual report containing audited financial statements. In addition, the Company may furnish such other reports as may be authorized, from time to time, by the Board of Directors.

                  ZYGO CORPORATION AND CONSOLIDATED SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Auditors............................................   F-2

Financial Statements:
  Consolidated Balance Sheets ............................................   F-3
  Consolidated Statements of Earnings ....................................   F-4
  Consolidated Statements of Stockholders' Equity ........................   F-5
  Consolidated Statements of Cash Flow ...................................   F-6
  Notes to Consolidated Financial Statements .............................   F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of
   Zygo Corporation:

     We have audited the accompanying consolidated balance sheets of Zygo Corporation and consolidated subsidiary as of June 30, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zygo Corporation and consolidated subsidiary as of June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1995, in conformity with generally accepted accounting principles.

                                                           KPMG PEAT MARWICK LLP

Hartford, Connecticut
August 11, 1995


                  ZYGO CORPORATION AND CONSOLIDATED SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS
                 (Thousands, except share and per share amounts)

                                     ASSETS

                                                                         June 30,   June 30,  September 30,
                                                                           1994       1995        1995
                                                                        --------   ---------  -------------
                                                                                               (unaudited)
Current assets:
  Cash and cash equivalents .........................................   $  2,530    $  2,428    $  1,523
  Marketable securities (note 2) ....................................      7,874       7,746       7,342
  Receivables:
    Trade (note 11) .................................................      4,028       6,092       7,768
    Other ...........................................................         81         204         217
                                                                        --------    --------    --------
     Total receivables ..............................................      4,109       6,296       7,985
                                                                        --------    --------    --------
  Inventories:
    Raw materials and manufactured parts.............................      1,563       2,863       2,863
    Work in process .................................................      1,236       2,281       2,689
    Finished goods ..................................................        454         499         522
                                                                        --------    --------    --------
     Total inventories ..............................................      3,253       5,643       6,074
                                                                        --------    --------    --------
  Prepaid expenses and taxes ........................................        268         581         663
  Deferred income taxes (note 9) ....................................        825       1,043       1,104
                                                                        --------    --------    --------
     Total current assets ...........................................     18,859      23,737      24,691
                                                                        --------    --------    --------
Property, plant and equipment, at cost:
  Land ..............................................................        206         206         206
  Building ..........................................................      3,985       4,300       4,411
  Machinery, equipment and office furniture .........................     10,881      11,984      12,171
  Construction in progress ..........................................        491         154         260
                                                                        --------    --------    --------
    Gross property, plant and equipment .............................     15,563      16,644      17,048
  Less accumulated depreciation .....................................     10,483      11,381      11,641
                                                                        --------    --------    --------
    Net property, plant and equipment ...............................      5,080       5,263       5,407
                                                                        --------    --------    --------
Other assets, net ...................................................        560         666         669
                                                                        --------    --------    --------
Total assets ........................................................   $ 24,499    $ 29,666    $ 30,767
                                                                        ========    ========    ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable ..................................................   $  1,155    $  2,515    $  2,325
  Customer progress payments ........................................        166         174         142
  Accrued salaries and wages ........................................      1,582       1,957       1,900
  Other accrued expenses ............................................        892       1,366       1,625
  Income taxes payable ..............................................       --           653         667
  Current portion of long-term debt (note 4) ........................        175        --          --
                                                                        --------    --------    --------
    Total current liabilities .......................................      3,970       6,665       6,659
                                                                        --------    --------    --------
Long-term debt, excluding current portion (note 4) ..................        481        --          --
Deferred income taxes (note 9) ......................................        655         668         665
Deferred liabilities ................................................        119        --          --
Stockholders' equity (notes 6, 7, and 8):
  Common stock, $.10 par value per share: 10,000,000 shares
    authorized; 4,030,786 shares issued (3,992,558 in 1994) .........        266         403         404
  Additional paid-in capital ........................................     10,484      10,726      10,748
  Retained earnings .................................................      8,893      11,508      12,598
  Net unrealized loss on marketable securities (note 2) .............        (68)         (3)         (6)
                                                                        --------    --------    --------
                                                                          19,575      22,634      23,744
  Less treasury stock, at cost; 103,800 common shares ...............        301         301         301
                                                                        --------    --------    --------
    Total stockholders' equity ......................................     19,274      22,333      23,443
                                                                        --------    --------    --------
Total liabilities and stockholders' equity ..........................   $ 24,499    $ 29,666    $ 30,767
                                                                        ========    ========    ========



          See accompanying notes to consolidated financial statements.


                  ZYGO CORPORATION AND CONSOLIDATED SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF EARNINGS
                      (Thousands, except per share amounts)
                                                                                                                 Three Months
                                                                     Fiscal Year Ended June 30,               Ended September 30,
                                                               --------------------------------------       ------------------------
                                                                 1993           1994           1995           1994           1995
                                                               --------       --------       --------       --------       --------
                                                                                                                   (unaudited)

Net sales (note 11) .....................................      $ 22,702       $ 24,141       $ 32,233       $  5,858       $ 11,341
Cost of goods sold ......................................        13,653         13,525         18,002          3,454          6,337
                                                               --------       --------       --------       --------       --------
   Gross profit .........................................         9,049         10,616         14,231          2,404          5,004
Selling, general and administrative expenses ............         5,998          6,675          6,537          1,500          1,960
Research, development and engineering expenses ..........         3,077          2,786          3,967            669          1,426
                                                               --------       --------       --------       --------       --------
   Operating profit (loss) ..............................           (26)         1,155          3,727            235          1,618
                                                               --------       --------       --------       --------       --------
Other income (expense):
 Interest income ........................................           379            338            372             88            101
 Interest expense .......................................           (69)           (51)           (40)           (12)          --
 Miscellaneous income (expense), net (note 12) ..........           414           (114)          (103)           (63)           (41)
                                                               --------       --------       --------       --------       --------
   Total other income ...................................           724            173            229             13             60
                                                               --------       --------       --------       --------       --------
   Earnings before income taxes .........................           698          1,328          3,956            248          1,678
Income tax expense (note 9) .............................           217            410          1,207             92            588
                                                               --------       --------       --------       --------       --------
Net earnings ............................................      $    481       $    918       $  2,749       $    156       $  1,090
                                                               ========       ========       ========       ========       ========
Earnings per common and common equivalent
 share (note 7) .........................................      $    .12       $    .23       $    .65       $    .04       $    .23
                                                               ========       ========       ========       ========       ========
Weighted average common shares and common
 dilutive equivalents outstanding (note 7) ..............         3,902          3,987          4,242          3,971          4,670
                                                               ========       ========       ========       ========       ========


          See accompanying notes to consolidated financial statements.


                  ZYGO CORPORATION AND CONSOLIDATED SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (Thousands of dollars)

                                                                                            Unrealized
                                                                                              Gain
                                                                    Additional              (Loss) on                     Total
                                                        Common       Paid-In     Retained   Marketable     Treasury    Stockholders'
                                                        Stock        Capital     Earnings   Securities      Stock         Equity
                                                       --------     --------     --------   ----------     --------    -----------

Balance at June 30, 1992 .........................     $    261     $ 10,266     $  7,494      $   --      $   (301)     $ 17,720
 Net earnings ....................................         --           --            481          --          --             481
 Exercise of employee stock options ..............            5          210         --            --          --             215
                                                       --------     --------     --------      -------     --------      --------
Balance at June 30, 1993 .........................          266       10,476        7,975          --          (301)       18,416
 Net earnings ....................................         --           --            918          --          --             918
 Net unrealized loss on marketable
  securities, net of related tax effect ..........         --           --           --             (68)       --             (68)
 Exercise of employee stock options ..............         --              8         --            --          --               8
                                                       --------     --------     --------      --------    --------      --------
Balance at June 30, 1994 .........................          266       10,484        8,893           (68)       (301)       19,274
 Net earnings ....................................         --           --          2,749          --          --           2,749
 Net unrealized gain on marketable
  securities, net of related tax effect ..........         --           --           --              65        --              65
 Exercise of employee stock options ..............            3          242         --            --          --             245
 Stock split (note 7) ............................          134         --           (134)         --          --            --
                                                       --------     --------     --------      --------    --------      --------
Balance at June 30, 1995 .........................          403       10,726       11,508            (3)       (301)       22,333
 Net earnings (unaudited) ........................         --           --          1,090          --          --           1,090
 Net unrealized gain on marketable
  securities, net of related tax effect (unaudited)        --           --           --              (3)       --              (3)
 Exercise of employee stock options
  (unaudited) ....................................            1           22         --            --          --              23
                                                       --------     --------     --------      --------    --------      --------
Balance at September 30, 1995
  (unaudited) ....................................     $    404     $ 10,748     $ 12,598      $     (6)   $   (301)     $ 23,443
                                                       ========     ========     ========      ========    ========      ========


          See accompanying notes to consolidated financial statements.

                  ZYGO CORPORATION AND CONSOLIDATED SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Thousands of dollars)

                                                                                                               Three Months Ended
                                                                          Fiscal Year Ended June 30,              September 30,
                                                                    -----------------------------------       ----------------------
                                                                      1993          1994         1995          1994          1995
                                                                    -------       -------       -------       -------       -------
                                                                                                                   (unaudited)

Cash provided by (used for) operating activities:
 Net earnings ................................................      $   481       $   918       $ 2,749       $   156       $ 1,090
 Adjustments to reconcile net earnings to cash
  provided by operating activities:
   Depreciation and amortization .............................        1,270         1,348         1,248           285           336
   Deferred income taxes .....................................          (45)         (427)         (248)         --             (63)
   Loss on disposal of assets ................................            4           205           251            36             2
   Gain on sale of marketable securities .....................         --             (49)         --            --            --
   Intangible and other assets ...............................          (37)          (29)         --            (103)         --
   Other .....................................................           92          --            --            --            --

   Changes in operating accounts:
    Receivables ..............................................          316           500        (2,220)          (22)       (1,669)
    Inventories ..............................................        1,969          (204)       (2,387)         (345)         (431)
    Prepaid expenses and taxes ...............................          (58)          (99)         (313)           (1)          (82)
    Accounts payable and accrued expenses ....................           98          (633)        2,751          (309)           (6)
                                                                    -------       -------       -------       -------       -------
   Net cash provided by (used for)
    operating activities .....................................        4,090         1,530         1,831          (303)         (823)
                                                                    -------       -------       -------       -------       -------
Cash provided by (used for) investing activities:
 Additions to property, plant, and equipment .................         (910)       (1,912)       (1,631)         (412)         (474)
 Investment in marketable securities .........................       (7,340)       (4,725)       (1,229)         (496)         --
 Investment in other assets ..................................         --            --             (39)         --             (31)
 Acquisition of business .....................................         --            --            (100)         --            --
 Proceeds from the sale of marketable securities .............         --           3,777          --            --            --
 Proceeds from maturity of marketable securities .............         --             350         1,465           785           400
 Proceeds from sale of assets ................................         --            --              12          --            --
                                                                    -------       -------       -------       -------       -------
   Net cash used for investing activities ....................       (8,250)       (2,510)       (1,522)         (123)         (105)
                                                                    -------       -------       -------       -------       -------
Cash provided by (used for) financing activities:
 Repayments of long-term debt ................................         (305)         (179)         (656)          (44)         --
 Exercise of employee stock options ..........................          215             8           245            13            23
                                                                    -------       -------       -------       -------       -------
   Net cash provided by (used for)
    financing activities .....................................          (90)         (171)         (411)          (31)           23
                                                                    -------       -------       -------       -------       -------
Net decrease in cash and cash equivalents ....................       (4,250)       (1,151)         (102)         (457)         (905)
Cash and cash equivalents, beginning of year .................        7,931         3,681         2,530         2,530         2,428
                                                                    -------       -------       -------       -------       -------
Cash and cash equivalents, end of period .....................      $ 3,681       $ 2,530       $ 2,428       $ 2,073       $ 1,523
                                                                    =======       =======       =======       =======       =======


          See accompanying notes to consolidated financial statements.

                  ZYGO CORPORATION AND CONSOLIDATED SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 1993, 1994, and 1995

(1) Summary of Significant Accounting Policies

     Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly owned Foreign Sales Corporation ("FSC") subsidiary. All material transactions and accounts with the subsidiaries have been eliminated from the consolidated financial statements.

     The Company also owns 100% of Zygo Credit Corporation which was formed in fiscal 1983. Activity of Zygo Credit Corporation has been insignificant to date.

     Cash and Cash Equivalents--The Company considers cash and cash investments with maturities at the date of purchase of less than three months to be cash and cash equivalents.

     Marketable Securities--The Company considers investments in securities with maturities at the date of purchase in excess of three months as marketable securities. Marketable securities primarily consist of tax-exempt municipal debt securities. The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("Statement 115") at June 30, 1994. The change in accounting for Marketable Securities had no effect on retained earnings. All securities held by the Company at June 30, 1993, 1994, and 1995, were classified as available-for-sale and recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

     Inventories--Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

     Revenue Recognition--Sales, other than sales under long-term research and development contracts, are recognized when units are shipped. Sales related to long-term fixed-price research and development contracts are recognized under the cost-to-cost percentage of completion method of accounting.

     Depreciation--Depreciation rates are based on the estimated useful lives of the various classes of assets and are computed using the straight-line method.

     Research and Development Costs--Research and development costs are expensed as incurred.

     Income Taxes--Effective July 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. ("Statement 109"). The cumulative effect of that change in the method of accounting for income taxes in fiscal 1993 was not material.

     Earnings Per Share--Earnings per common and common equivalent share amounts represent primary earnings per share and are based upon the weighted average number of common shares outstanding, plus, when their effect is dilutive, the weighted average number of shares issuable upon exercise of outstanding stock options, less the weighted average number of common shares which could have been repurchased with the proceeds available from the assumed exercise of the outstanding options. Fully diluted earnings per share are not significantly different from primary earnings per share.

     Gain Contingency--The Company was awarded $2,668,710 plus recovery of certain costs in a judgment rendered by the United States District Court (District of Arizona) on June 2, 1994. The Court's decision was appealed to the Court of Appeals for the Federal Circuit located in Washington, D.C. by the defendant and oral arguments of the appeal were heard by the Court on March 9, 1995. The Company has not and will not record any gain from the district court judgment until a final determination of the award is made.

     Stock Split--Subsequent to fiscal 1995, the Board of Directors of the Company declared a 3-for-2 split of the Company's common shares, effected in the form of a 50% stock dividend paid on August 21, 1995, to shareholders of record as of the close of business on August 1, 1995. All presentations involving numbers of shares and amounts per share in 1995 and prior years have been restated to reflect the stock split.

                  ZYGO CORPORATION AND CONSOLIDATED SUBSIDIARY

                          June 30, 1993, 1994, and 1995

(2) Marketable Securities

     Marketable securities at June 30, 1995, consist primarily of tax-exempt bonds issued by various state and municipal agencies which are reported at fair value. The unrealized loss on marketable securities of $4,889 (gross) is shown net of its related tax effect of $1,956 as a separate component of stockholders' equity.

     Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

     The cost, gross unrealized holding gains, gross unrealized holding losses, and fair value for available-for-sale securities at June 30, 1994, and June 30, 1995, were as follows:

                                                 Gross      Gross
                                              Unrealized Unrealized
                                                Holding    Holding       Fair
                                        Cost     Gains     Losses       Value
                                       ------    -----     ------      ------
                                                (Thousands of dollars)

At June 30, 1994 State and local
  municipal bonds .................    $7,987    $ --      $  113      $7,874
                                       ------    -----     ------      ------
At June 30, 1995 State and local
  municipal bonds .................    $7,751    $ --      $    5      $7,746
                                       ======    =====     ======      ======

     The Company recorded gross realized gains on the maturity of investment securities of $135 in 1995. There were no gross realized losses recorded in 1994 or 1995.

     Maturities of investment securities classified as available-for-sale were as follows at June 30, 1995.

                                                                         Fair
                                                           Cost          Value
                                                          ------        ------
                                                         (Thousands of dollars)
Due within one year ................................      $1,659        $1,657
Due after one year through five years ..............       6,092         6,089
                                                          ------        ------
                                                          $7,751        $7,746
                                                          ======        ======

(3) Bank Line of Credit

     The Company has a $3,000,000 unsecured bank line of credit with interest at the bank's prime rate. The line of credit is available through November 30, 1995. At June 30, 1994, and June 30, 1995, no amounts were outstanding under the bank line of credit.

(4) Long-Term Debt

     In the quarter ended March 31, 1995, the Company retired its 1977 and 1981 Series Industrial Development Bonds totaling $375,000 and $150,000, respectively, prior to scheduled maturity. This transaction resulted in no extraordinary gain or loss. The funds for these retirements were obtained from internally generated cash flows.

     Interest payments were $69,900, $50,800, and $39,900 in fiscal 1993, 1994, and 1995, respectively.

                  ZYGO CORPORATION AND CONSOLIDATED SUBSIDIARY

                          June 30, 1993, 1994, and 1995


(5) Profit-Sharing Plan

     The Company maintains a deferred profit-sharing plan under which substantially all full-time employees of the Company are eligible to participate. Profit-sharing expense for the years ended June 30, 1993, 1994, and 1995 amounted to $77,500, $147,500, and $440,000, respectively. Profit-sharing contributions are determined annually at the discretion of the Board of Directors.

     Effective June 30, 1985, the existing profit-sharing plan was revised and amended to incorporate a 401(k) tax deferred payroll deduction program and an Employee Stock Ownership Program. Under the 401(k), employees may contribute a tax deferred amount of up to 15% of their compensation, as defined. The Company may contribute an amount to the 401(k) which amount is determined annually at the discretion of the Board of Directors. The 401(k) contribution expense for the years ended June 30, 1993, 1994, and 1995 amounted to $152,200, $146,400, and $255,000, respectively.

     Under the Employee Stock Ownership Program, the Company may, at the discretion of the Board of Directors, contribute its own stock or cash to purchase its own stock. Such stock's fair market value shall not exceed the maximum amount of employee stock ownership credit as determined under Section 416 of the Internal Revenue Code. There were no purchases and no contributions made under this program for the years ended June 30, 1993, 1994, and 1995.

(6) Stockholders' Agreements

     In November 1993, Canon Inc., Wesleyan University, Paul F. Forman, Carl A. Zanoni, and Sol F. Laufer, and the Company terminated an agreement which had been effective since December 1983 when the Company's registration statement for the initial public offering of its Common Stock was declared effective. Under that agreement, they had agreed among other things, to vote their shares for the election to the Company's Board of Directors of two directors designated by each of Canon Inc., Wesleyan University, and Paul F. Forman, Carl A. Zanoni, and Sol
F. Laufer, as a group. During the period that the agreement was in effect, the voting requirements thereof effectively determined the outcome of the election of all members of the Company's Board of Directors.

     At the time of the termination of the Stockholders' Agreement, a Registration Rights Agreement was entered into by Canon Inc., Wesleyan University, Paul F. Forman, Carl A. Zanoni, Sol F. Laufer, and the Company. In general, the Registration Rights Agreement grants to each of these stockholders the right, until November 30, 1998, to have his or its shares of Common Stock included in any registered public offering of the Company's securities.

(7) Stockholders' Equity

     On July 20, 1995, the Board of Directors declared a 3-for-2 split effected in the form of a 50% stock dividend payable on August 21, 1995, to shareholders of record on August 1, 1995. This transaction resulted in the issuance of approximately 1,309,000 additional shares of Common Stock. Stockholders' Equity has been adjusted to recognize the effect of the stock split by reclassifying from retained earnings to paid-in capital the par value of the additional shares arising from the split. In addition, all references in the financial statements to numbers of shares, per share amounts, stock option data, and market prices of the Company's Common Stock have been restated to give retroactive recognition to the stock split. On July 20, 1995, the Board of Directors approved an increase in the authorized shares of the Company's Common Stock from 10,000,000 to 15,000,000 subject to shareholder approval.

                  ZYGO CORPORATION AND CONSOLIDATED SUBSIDIARY

                          June 30, 1993, 1994, and 1995


(8) Stock Options and Stock Ownership Plans

     On September 3, 1987, the Board of Directors adopted a non-qualified stock option plan (the "Non-Qualified Plan") providing for non-qualified options to purchase Common Stock of the Company and reserved 300,000 shares of Common Stock for issuance upon the exercise of options under the Non-Qualified Plan. During fiscal year 1990, the amount of shares reserved under the Non-Qualified Plan was increased to 600,000. On August 26, 1992, the Board of Directors amended and restated the Non-Qualified Plan and increased the amount of shares reserved to 975,000. On November 19, 1992, the Amended and Restated Non-Qualified Stock Option Plan (the "Amended and Restated Non-Qualified Plan") was approved by the Company's stockholders. At June 30, 1995, options to purchase 688,838 shares of Common Stock, at prices of $2.50 to $13.83 per share, were outstanding under the Amended and Restated Non-Qualified Plan of which options to purchase 264,525 shares were exercisable at prices of $2.50 to $5.17 per share. Options exercised during fiscal 1993, 1994, and 1995 were 71,121 shares at $2.20 to $3.50 per share; 2,588 shares at $2.83 to $3.83 per share; and 38,250 shares at $2.50 to $4.00 per share, respectively. At June 30, 1995, there were 45,170 Common Shares reserved for future issuance of stock options under the Amended and Restated Non-Qualified Plan. On August 24, 1995, the Board of Directors approved an increase in the number of shares authorized under this plan from 975,000 to 1,425,000, subject to shareholder approval.

     On August 25, 1994, the Board of Directors adopted a Non-Employee Director Stock Option Plan providing for non-qualified options to purchase Common Stock of the Company and reserved 300,000 shares of Common Stock for issuance upon the exercise of options under the Non-Employee Director Stock Option Plan. At June 30, 1995, options to purchase 187,500 shares of Common Stock, at a price of $4.00 per share, were outstanding under the Non-Employee Director Stock Option Plan, none of which were then exercisable.

Interim (Unaudited)

     On August 24, 1995, the Company granted 2,000 options under the Amended and Restated Non-Qualified Plan at an exercise price of $25.75 per share. Options to purchase 682,887 shares of Common Stock, at prices of $2.50 to $25.75 per share, were outstanding under the Amended and Restated Non-Qualified Plan as of September 30, 1995.

(9) Income Taxes

     The components of income tax expense (benefit) for each year are as follows:



                                                                      Fiscal Year Ended June 30,
                                                                     ----------------------------
                                                                     1993         1994       1995
                                                                     ----         ----       ----

                                                                         (Thousands of dollars)

           Currently payable:

            Federal ..............................................     $169        $612     $1,036
            State ................................................       93         225        421
                                                                       ----        ----     ------
                                                                        262         837      1,457
                                                                       ----        ----     ------
           Deferred:

            Federal ..............................................      (29)       (290)      (188)
            State ................................................      (16)       (137)       (62)
                                                                       ----        ----     ------
                                                                        (45)       (427)      (250)
                                                                       ----        ----     ------
             Total income tax expense ............................     $217        $410     $1,207
                                                                       ====        ====     ======



     During fiscal 1994, the Internal Revenue Service completed an examination of the Company's fiscal 1991 U.S. federal income tax return. Adjustments to the fiscal 1991 income tax return generated deferred tax benefits which the Company has received or expects to receive in subsequent years.

     Income taxes paid amounted to $309,000, $1,185,000 (including additional taxes owed for fiscal 1991) and $793,100 (including cash payments net of cash refunds of $565,600 and $227,500 of prior year overpayments applied to fiscal
1995), in fiscal 1993, 1994, and 1995, respectively.

                  ZYGO CORPORATION AND CONSOLIDATED SUBSIDIARY

                          June 30, 1993, 1994, and 1995



     The total income tax expense differs from the amount computed by applying the applicable U.S. federal income tax rate of 34% to earnings before income taxes for the following reasons:

                                                    Fiscal Year Ended June 30,
                                                  -----------------------------
                                                    1993       1994       1995
                                                  -------    -------    -------
                                                       (Thousands of dollars)

Computed  "expected"  tax expense .............   $   237    $   451    $ 1,345
Increases (reductions) in taxes resulting from:
 State taxes, net of federal income tax benefit        51         57        237
 Tax exempt interest income ...................       (49)       (96)      (108)
 FSC benefit ..................................      --          (85)      (194)
 Adjustment of prior years' tax liabilities ...      --           75       --
 Other, net ...................................       (22)         8        (73)
                                                  -------    -------    -------
                                                  $   217    $   410    $ 1,207
                                                  =======    =======    =======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of June 30, 1994 and 1995, are presented below:

                                                           June 30,   June 30,
                                                             1994       1995
                                                           -------    -------
                                                          (Thousands of dollars)

Deferred tax assets:
 Accounts receivable, principally due to the allowance
  for doubtful accounts ................................   $    29    $    57
 Warranty costs ........................................        62        103
 Vacation costs ........................................       118        108
 Medical insurance costs ...............................       100        123
 Inventory allowance ...................................       442        581
 Restricted stock and deferred compensation expense ....        56         49
 Unrealized loss on marketable securities ..............        45          2
 Other .................................................        27         37
                                                           -------    -------
 Deferred tax assets ...................................       879      1,060
 Less valuation allowance ..............................      --         --
                                                           -------    -------
 Net deferred tax assets ...............................       879      1,060
Deferred tax liabilities:
Earnings from consolidated FSC subsidiary ..............       (16)      --
Insurance costs ........................................       (39)       (17)
Plant and equipment, principally due to differences
 in depreciation expense ...............................      (620)      (644)
Other ..................................................       (34)       (24)
                                                           -------    -------
Deferred tax liabilities ...............................      (709)      (685)
                                                           -------    -------
Net deferred tax asset .................................   $   170    $   375
                                                           =======    =======

                  ZYGO CORPORATION AND CONSOLIDATED SUBSIDIARY

                          June 30, 1993, 1994, and 1995


     The net current deferred tax assets and net noncurrent deferred tax liabilities as recorded on the balance sheet as of June 30, 1994 and 1995, are as follows:

                                                          June 30,      June 30,
                                                            1994          1995
                                                         -------        -------
                                                         (Thousands of dollars)
Net current deferred tax asset ...................       $   825        $ 1,043
Net noncurrent deferred tax liability ............          (655)          (668)
                                                         -------        -------
Net deferred tax asset ...........................       $   170        $   375
                                                         =======        =======

     A valuation allowance has not been recorded because the Company believes that the deferred tax assets will, more likely than not, be realized. This determination is based largely upon the Company's historical earnings trend as well as its ability to carryback reversing items within three years to offset taxes paid. In addition, the Company has the ability to offset deferred tax assets against deferred tax liabilities associated with such items as depreciation and amortization.

(10) Products, Principal Customers, and Operations by Geographic Area

     The Company designs, develops, manufactures, and markets high-performance noncontact electro-optical measuring instruments and accessories, and manufactures precision optical components. The firm is based in Middlefield, Connecticut.

     Sales to Canon Inc. and to Canon Sales Co., Inc., accounted for more than 10% of total company sales for the years ended June 30, 1993, 1994, and 1995. See note 11. In the year ended June 30, 1995, sales to a major manufacturer of computer disk drives and related hardware and software, accounted for 17% of total company sales. Sales to the University of Rochester of precision optical components accounted for 12% of the company's consolidated sales for the year ended June 30, 1993. No other individual customer accounted for more than 10% of total company sales for any year presented in the accompanying consolidated financial statements.

     Export sales by geographic area were as follows:

                                                 Fiscal Year Ended June 30,
                                         ---------------------------------------
                                           1993           1994             1995
                                         -------         -------         -------
                                                 (Thousands of dollars)
Far East
 Japan .........................         $ 4,647         $ 7,586         $ 9,630
 Pacific Rim ...................           2,389           2,129           3,279
                                         -------         -------         -------
Total Far East .................           7,036           9,715          12,909
Europe and other ...............           1,661           1,332           2,072
                                         -------         -------         -------
  Total ........................         $ 8,697         $11,047         $14,981
                                         =======         =======         =======

                  ZYGO CORPORATION AND CONSOLIDATED SUBSIDIARY

                          June 30, 1993, 1994, and 1995



(11) Related Party Transactions

     Sales to Canon Inc., a major stockholder, and to Canon Sales Co., Inc., the exclusive distributor for the Company's products in Japan and a subsidiary of Canon Inc., amounted to approximately $4,647,000, $7,740,000, and $9,553,000, for the years ended June 30, 1993, 1994, and 1995, respectively. Sales included revenue amounts relating to a fixed price research and development contract in the years ended June 30, 1993, and 1994 which was accounted for under the cost-to-cost percentage of completion method. Such amounts were $1,360,000 and $340,000 for the years ended June 30, 1993 and 1994, respectively.

     Selling prices of products sold to Canon Inc. and Canon Sales Co., Inc., are generally based on the normal terms given to distributors. At June 30, 1993, 1994, and 1995, there was approximately, in the aggregate, $870,460, $746,540, and $1,104,700, respectively, of trade accounts receivable from Canon Inc. and Canon Sales Co., Inc.

     On June 23, 1995, the Company's Board of Directors approved the purchase of approximately 22 acres of land adjacent to the Company's facility in Middlefield, Connecticut, for a purchase price of $440,000. The land, which is jointly owned by Paul F. Forman, Sol F. Laufer, and Carl A. Zanoni, founders of the Company, will facilitate expansion of the Company's buildings and/or parking facilities in the future. The purchase is expected to occur during the quarter ending March 31, 1996.

(12) Miscellaneous Income

     In the year ended June 30, 1993, the Company recorded $400,000 (pretax) of income relating to its sale in June 1992 of the IMAGE Product Line, which was a family of laser-based optical gauges. This amount, which was collected during fiscal 1994, related to a contingent payment made by LaserMike, the purchaser of the IMAGE line, for exceeding certain financial targets in the twelve-month period following the sale.

                              [INSIDE BACK COVER]


PRECISION SURFACE MANUFACTURING


                     (Picture of Several Optical Components)

           Several finished optical components after lightweighting.




       (Picture of optical machinist working on a large optical component.)

                   Machinist working a large glass component.




              (Picture of optical polishing machine and technician)

Polishing technician placing an optical component on the pitch lap of a 96" ring polishing machine.




                  (Picture of tray of coated optical components)

           Many specialized optical coatings can be applied in-house.





LARGE-APERTURE SURFACE MEASUREMENT


     (Picture of large aperture interferometer system with GPI XP mainframe.)

          Large aperture interferometer system with GPI XP mainframe.




       (Picture of GPI mainframe in the vertical workstation configuration.)

            GPI mainframe in the vertical workstation configuration.




     (Picture of Zygo's 100,000 square foot headquarters in Middlefield, CT.)

          Zygo's 100,000 square foot headquarters in Middlefield, CT.

===============================================================================

    No person has been authorized in connection with the offering made hereby to give any information or make any representation not contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholders or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

                    -----------------

                    TABLE OF CONTENTS

                                                  Page
                                                  ----
Prospectus Summary ..............................   3
Risk Factors ....................................   5
Use of Proceeds .................................   8
Price Range of Common Stock .....................   8
Dividend Policy .................................   8
Capitalization ..................................   9
Selected Consolidated Financial Data ............  10
Management's Discussion and Analysis of
  Results of Operations and Financial
  Condition .....................................  11
Business ........................................  17
Management ......................................  29
Principal and Selling Stockholders ..............  31
Underwriting ....................................  33
Legal Matters ...................................  34
Experts .........................................  34
Available Information ...........................  34
Incorporation of Certain Information
  by Reference ..................................  34
Index to Consolidated Financial Statements ...... F-1


                   1,600,000 SHARES

                        [LOGO]

                     COMMON STOCK


                       --------

                      PROSPECTUS

                       --------


                  ALEX. BROWN & SONS
                     INCORPORATED

                NEEDHAM & COMPANY, INC.

                    UNTERBERG HARRIS



                            , 1995
==============================================================================

                                     PART II

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the Company's estimates (other than the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market additional listing fee) of the expenses to be incurred in connection with the issuance and distribution of the shares of Common Stock being registered, other than underwriting discounts and commissions:

     Securities and Exchange Commission registration fee ......  $ 19,749
     NASD filing fee ..........................................     6,227
     Nasdaq National Market additional listing fee ............    16,900
     Printing and engraving expenses ..........................   125,000*
     Legal fees and expenses ..................................   185,000*
     Accounting fees and expenses .............................    25,000*
     Blue sky fees and expenses ...............................     3,000*
     Transfer agent and registrar fees ........................     2,500*
     Miscellaneous expenses ...................................    41,624*
                                                                 --------
          Total ...............................................  $425,000*
                                                                 ========
     -----------
     * estimated

Item 15. Indemnification of Directors and Officers.

     Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

     The Company's Certificate of Incorporation and By-laws provide that the Company shall indemnify certain persons, including officers, directors, employees and agents, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware. The Company has also entered into indemnification agreements with its current directors and executive officers. Reference is made to the Certificate of Incorporation, By-laws and

Form of Indemnification Agreement filed as Exhibits 3.1, 3.2 and 10.31, respectively. The Company's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

     Under Section 8 of the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify officers, directors and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

     The Company maintains a policy of insurance under which the directors and officers of the Company are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors and officers.

Item 16.  Exhibits.

 (a)  Exhibits.

 1.1     Form of Underwriting Agreement**

 3.1 Restated Certificate of Incorporation of the Company and amendments thereto (Exhibit 3.(i) to the Company's Annual Report on Form 10-K for its year ended June 30, 1993)*

 3.2 By-laws of the Company (Exhibit (3)(b) to Registration Statement No. 2-87253 on Form S-1 hereinafter "Registration No. 2-87253 ")*

 4.1 Shareholders Agreement dated October 17, 1983, between Canon Inc., Wesleyan University, Paul F. Forman, Carl A. Zanoni, and Sol F. Laufer (Exhibit (4)(a) to Registration No. 2-87253)*

 4.2 Lease Agreement dated October 1, 1977, between the Connecticut Development Authority and the Company (Exhibit (4)(b) to Registration No. 2-87253)*

 4.3 First Amendatory Lease Agreement to Lease Agreement dated October 1, 1977, dated May 1, 1981, between the Connecticut Development Authority and the Company (Exhibit (4)(c) to Registration No. 2-87253)*

 4.4 Amendment dated October 11, 1983, between The Connecticut Bank and Trust Company and the Connecticut Development Authority relating to certain of the Company's financial covenants (Exhibit (4)(e) to Registration No. 2-87253)*

 5.1 Opinion of Fulbright & Jaworski L.L.P. with respect to the legality of the securities being registered**

10.1 Confidentiality and Non-Competition Agreement dated October 25, 1983, between the Company and Carl A. Zanoni (Exhibit (10)(b) to Registration No. 2-87253)*

10.2 Indenture of Mortgage and Trust dated October 1, 1977, between the Connecticut Development Authority and The Connecticut Bank and Trust Company (Exhibit (10)(h) to Registration No. 2-87253)*

10.3 First Supplemental Indenture to Indenture of Mortgage and Trust, dated as of October 1, 1977, relating to Industrial Development Bonds (Zygo Project--1977 Series) dated May 1, 1981, between the Connecticut Development Authority and The Connecticut Bank and Trust Company (Exhibit
      (10)(1) to Registration No. 2-87253)*

10.4 Guaranty Agreement dated October 1, 1977, between the Company and The Connecticut Bank and Trust Company (Exhibit 10)(i) to Registration No. 2-87253)*

10.5 Bond Purchase Agreement dated October 1, 1977, among the Connecticut Development Authority, the Company and The Connecticut Bank and Trust Company (Exhibit (10)(j) to Registration No. 2-87253)*

10.6 Representation and Indemnity Agreement dated May 1, 1981, between the Connecticut Development Authority, the Company and The Connecticut Bank and Trust Company (Exhibit (10)(k) to Registration No. 2-87253)*

10.7 Agreement dated May 27, 1975, between the Company and Canon U.S.A., Inc., regarding information sharing and marketing (Exhibit (10)(x) to Registration No. 2-87253)*

10.8 Agreement dated November 20, 1980, between the Company and Canon Inc. regarding exchange of information (Exhibit (10)(y) to Registration No. 2-87253)*

10.9 Right of First Refusal agreement between Forman, Zanoni and Laufer and the Company (Exhibit 10.40 to the Company's Annual Report on Form 10-K for its year ended June 30, 1987)*

10.10 Zygo Corporation Profit Sharing Plan, as amended effective June 30, 1985 (Exhibit 10.35 to the Company's Annual Report on Form 10-K for its year ended June 30, 1985)*

10.11 First Amendment to the Zygo Corporation Profit Sharing Plan (Exhibit 10.28 to the Company's Annual Report on Form 10-K for its year ended June 30,
      1989)*

10.12 Second Amendment to the Zygo Corporation Profit Sharing Plan (Exhibit
      10.29 to the Company's Annual Report on Form 10-K for its year ended June 30, 1989)*

10.13 Third Amendment to the Zygo Corporation Profit Sharing Plan (Exhibit 10.30 to the Company's Annual Report on Form 10-K for its year ended June 30,
      1989)*

10.14 Fourth Amendment to the Zygo Corporation Profit Sharing Plan (Exhibit
      10.31 to the Company's Annual Report on Form 10-K for its year ended June 30, 1989)*

10.15 Amended and Restated Zygo Corporation Profit Sharing Plan*

10.16 Canon/Zygo Confidentiality Agreement dated March 7, 1990, between the Company and Canon Inc. regarding confidential technical information received from each other (Exhibit 10.42 to the Company's Annual Report on Form 10-K for its year ended June 30, 1991)*

10.17 Employment Agreement dated February 13, 1992, relating to the employment of Gary K. Willis by the Company (Exhibit 10.38 to the Company's Annual Report on Form 10-K for its year ended June 30, 1992)*

10.18 Amendment, dated August 26, 1993, to the Employment Agreement dated February 13, 1992, between Gary K. Willis and the Company (Exhibit 10.22 to the Company's Annual Report on Form 10-K for its year ended June 30,
      1993)*

10.19 Second Amendment, dated March 10, 1995, to the Employment Agreement dated February 13, 1992, between Gary K. Willis and the Company*

10.20 Stock Purchase Agreement dated March 4, 1992, relating to the purchase of Company Common Stock by Gary K. Willis from Wesleyan University (Exhibit
      10.39 to the Company's Annual Report on Form 10-K for its year ended June 30, 1992)*

10.21 Services Agreement dated August 26, 1993, between the Company and Paul F. Forman (Exhibit 10.26 to the Company's Annual Report on Form 10-K for its year ended June 30, 1993)*

10.22 Non-Competition Agreement dated August 26, 1993, between the Company and Paul F. Forman (Exhibit 10.27 to the Company's Annual Report on Form 10-K for its year ended June 30, 1993)*

10.23 Services Agreement dated August 26, 1993, between the Company and Sol F. Laufer (Exhibit 10.28 to the Company's Annual Report on Form 10-K for its year ended June 30, 1993)*

10.24 Non-Competition Agreement dated August 26, 1993, between the Company and Sol F. Laufer (Exhibit 10.29 to the Company's Annual Report on Form 10-K for its year ended June 30, 1993)*

10.25 Zygo Corporation Amended and Restated Non-Qualified Stock Option Plan ratified and approved by the Company's Stockholders on November 19, 1992 (Exhibit 10.30 to the Company's Annual Report on Form 10-K for its year ended June 30, 1993)*

10.26 Employment Agreement dated March 1, 1993, between Mark J. Bonney and the Company (Exhibit 10.31 to the Company's Annual Report on Form 10-K for its year ended June 30, 1993)*

10.27 Termination Agreement dated November 30, 1993, covering the termination of the Shareholders' Agreement between Canon Inc., Wesleyan University, Paul
      F. Forman, Carl A. Zanoni, and Sol F. Laufer dated October 17, 1983 (Exhibit 10.33 to the Company's Annual Report on Form 10-K for its year ended June 30, 1994)*

10.28 Registration Rights Agreement dated November 30, 1993, between Canon Inc., Wesleyan University, Paul F. Forman, Carl A. Zanoni, Sol F. Laufer, and the Company (Exhibit 10.34 to the Company's Annual Report on Form 10-K for its year ended June 30, 1994)*

10.29 Renewal of Line of Credit dated December 1, 1994, between the Company and Shawmut Bank Connecticut, N.A.*

10.30 Zygo Corporation Non-Employee Director Stock Option Plan ratified and approved by the Company's stockholders on November 17, 1994*

10.31 Form of Indemnification Agreement

23.1  Consent of KPMG Peat Marwick LLP

23.2 Consent of Fulbright & Jaworski L.L.P. (to be included in Exhibit 5.1 to this Registration Statement)**

24.1  Power of Attorney (included on page II-5)

------------
 *  Incorporated herein by reference.
**  To be filed by amendment.

Item 17. Undertakings

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Middlefield, State of Connecticut on the 27th day of October 1995.

                                 ZYGO CORPORATION


                                 By          /s/ GARY K. WILLIS
                                    -------------------------------------------
                                                 Gary K. Willis
                                 President, Chief Executive Officer and Director



                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary K. Willis and Mark J. Bonney, his true and lawful attorney-in-fact, each acting alone, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue thereof.

     In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated:



                Signature                             Title                             Date
                ---------                             -----                             ----

        /s/ GARY K. WILLIS              President, Chief Executive                October 27, 1995
-----------------------------------       Officer and Director (Principal
            Gary K. Willis                Executive Officer)


        /s/ MARK J. BONNEY              Vice President, Finance and               October 27, 1995
-----------------------------------       Administration, Treasurer, Chief
            Mark J. Bonney                Financial and Accounting Officer
                                          (Principal Financial and Accounting
                                          Officer)

        /s/ PAUL F. FORMAN              Chairman of the Board                     October 27, 1995
-----------------------------------
            Paul F. Forman


        /s/ MICHAEL R. CORBOY           Director                                  October 27, 1995
-----------------------------------
            Michael R. Corboy


        /s/ SEYMOUR E. LIEBMAN          Director                                  October 25, 1995
-----------------------------------
            Seymour E. Liebman


        /s/ ROBERT G. MCKELVEY          Director                                  October 27, 1995
-----------------------------------
            Robert G. McKelvey


        /s/ PAUL W. MURRILL             Director                                  October 27, 1995
-----------------------------------
            Paul W. Murrill


        /s/ ROBERT B. TAYLOR            Director                                  October 26, 1995
-----------------------------------
            Robert B. Taylor


        /s/ CARL A. ZANONI              Director                                  October 27, 1995
-----------------------------------
            Carl A. Zanoni


                               EXHIBIT INDEX

Exhibit                           Description                               Page
-------                           -----------                               ----
 1.1  Form of Underwriting Agreement**

 3.1 Restated Certificate of Incorporation of the Company and amendments thereto (Exhibit 3.(i) to the Company's Annual Report on Form 10-K for its year ended June 30, 1993)*

 3.2 By-laws of the Company (Exhibit (3)(b) to Registration Statement No. 2-87253 on Form S-1 hereinafter "Registration No. 2-87253")*

 4.1 Shareholders Agreement dated October 17, 1983, between Canon Inc., Wesleyan University, Paul F. Forman, Carl A. Zanoni, and Sol F. Laufer (Exhibit (4)(a) to Registration No. 2-87253)*

 4.2 Lease Agreement dated October 1, 1977, between the Connecticut Development Authority and the Company (Exhibit (4)(b) to Registration No. 2-87253)*

 4.3 First Amendatory Lease Agreement to Lease Agreement dated October 1, 1977, dated May 1, 1981, between the Connecticut Development Authority and the Company (Exhibit (4)(c) to Registration No. 2-87253)*

 4.4 Amendment dated October 11, 1983, between The Connecticut Bank and Trust Company and the Connecticut Development Authority relating to certain of the Company's financial covenants (Exhibit (4)(e) to Registration No. 2-87253)*

 5.1 Opinion of Fulbright & Jaworski L.L.P. with respect to the legality of the securities being registered**

10.1 Confidentiality and Non-Competition Agreement dated October 25, 1983, between the Company and Carl A. Zanoni (Exhibit (10)(b) to
      Registration No. 2-87253)*

10.2 Indenture of Mortgage and Trust dated October 1, 1977, between the Connecticut Development Authority and The Connecticut Bank and Trust Company (Exhibit (10)(h) to Registration No. 2-87253)*

10.3 First Supplemental Indenture to Indenture of Mortgage and Trust, dated as of October 1, 1977, relating to Industrial Development Bonds (Zygo Project--1977 Series) dated May 1, 1981, between the
      Connecticut Development Authority and The Connecticut Bank and Trust Company (Exhibit (10)(1) to Registration No. 2-87253)*

10.4 Guaranty Agreement dated October 1, 1977, between the Company and The Connecticut Bank and Trust Company (Exhibit 10)(i) to Registration No. 2-87253)*

10.5 Bond Purchase Agreement dated October 1, 1977, among the Connecticut Development Authority, the Company and The Connecticut Bank and Trust Company (Exhibit (10)(j) to Registration No. 2-87253)*

10.6 Representation and Indemnity Agreement dated May 1, 1981, between the Connecticut Development Authority, the Company and The Connecticut Bank and Trust Company (Exhibit (10)(k) to Registration No. 2-87253)*

10.7 Agreement dated May 27, 1975, between the Company and Canon U.S.A., Inc., regarding information sharing and marketing (Exhibit (10)(x) to Registration No. 2-87253)*

10.8 Agreement dated November 20, 1980, between the Company and Canon Inc. regarding exchange of information (Exhibit (10)(y) to Registration No. 2-87253)*

10.9 Right of First Refusal agreement between Forman, Zanoni and Laufer and the Company (Exhibit 10.40 to the Company's Annual Report on Form 10-K for its year ended June 30, 1987)*

10.10 Zygo Corporation Profit Sharing Plan, as amended effective June 30, 1985 (Exhibit 10.35 to the Company's Annual Report on Form 10-K for its year ended June 30, 1985)*

10.11 First Amendment to the Zygo Corporation Profit Sharing Plan (Exhibit
      10.28 to the Company's Annual Report on Form 10-K for its year ended June 30, 1989)*

Exhibit                           Description                               Page
-------                           -----------                               ----

10.12 Second Amendment to the Zygo Corporation Profit Sharing Plan (Exhibit
      10.29 to the Company's Annual Report on Form 10-K for its year ended June 30, 1989)*

10.13 Third Amendment to the Zygo Corporation Profit Sharing Plan (Exhibit
      10.30 to the Company's Annual Report on Form 10-K for its year ended June 30, 1989)*

10.14 Fourth Amendment to the Zygo Corporation Profit Sharing Plan (Exhibit
      10.31 to the Company's Annual Report on Form 10-K for its year ended June 30, 1989)*

10.15 Amended and Restated Zygo Corporation Profit Sharing Plan*

10.16 Canon/Zygo Confidentiality Agreement dated March 7, 1990, between the Company and Canon Inc. regarding confidential technical information received from each other (Exhibit 10.42 to the Company's Annual Report on Form 10-K for its year ended June 30, 1991)*

10.17 Employment Agreement dated February 13, 1992, relating to the employment of Gary K. Willis by the Company (Exhibit 10.38 to the Company's Annual Report on Form 10-K for its year ended June 30,
      1992)*

10.18 Amendment, dated August 26, 1993, to the Employment Agreement dated February 13, 1992, between Gary K. Willis and the Company (Exhibit
      10.22 to the Company's Annual Report on Form 10-K for its year ended June 30, 1993)*

10.19 Second Amendment, dated March 10, 1995, to the Employment Agreement dated February 13, 1992, between Gary K. Willis and the Company*

10.20 Stock Purchase Agreement dated March 4, 1992, relating to the purchase of Company Common Stock by Gary K. Willis from Wesleyan University (Exhibit 10.39 to the Company's Annual Report on Form 10-K for its year ended June 30, 1992)*

10.21 Services Agreement dated August 26, 1993, between the Company and Paul F. Forman (Exhibit 10.26 to the Company's Annual Report on Form 10-K for its year ended June 30, 1993)*

10.22 Non-Competition Agreement dated August 26, 1993, between the Company and Paul F. Forman (Exhibit 10.27 to the Company's Annual Report on Form 10-K for its year ended June 30, 1993)*

10.23 Services Agreement dated August 26, 1993, between the Company and Sol
      F. Laufer (Exhibit 10.28 to the Company's Annual Report on Form 10-K for its year ended June 30, 1993)*

10.24 Non-Competition Agreement dated August 26, 1993, between the Company and Sol F. Laufer (Exhibit 10.29 to the Company's Annual Report on Form 10-K for its year ended June 30, 1993)*

10.25 Zygo Corporation Amended and Restated Non-Qualified Stock Option Plan ratified and approved by the Company's Stockholders on November 19, 1992 (Exhibit 10.30 to the Company's Annual Report on Form 10-K for its year ended June 30, 1993)*

10.26 Employment Agreement dated March 1, 1993, between Mark J. Bonney and the Company (Exhibit 10.31 to the Company's Annual Report on Form 10-K for its year ended June 30, 1993)*

10.27 Termination Agreement dated November 30, 1993, covering the termination of the Shareholders' Agreement between Canon Inc., Wesleyan University, Paul F. Forman, Carl A. Zanoni, and Sol F. Laufer dated October 17, 1983 (Exhibit 10.33 to the Company's Annual Report on Form 10-K for its year ended June 30, 1994)*

10.28 Registration Rights Agreement dated November 30, 1993, between Canon Inc., Wesleyan University, Paul F. Forman, Carl A. Zanoni, Sol F. Laufer, and the Company (Exhibit 10.34 to the Company's Annual Report on Form 10-K for its year ended June 30, 1994)*

10.29 Renewal of Line of Credit dated December 1, 1994, between the Company and Shawmut Bank Connecticut, N.A.*

Exhibit                           Description                               Page
-------                           -----------                               ----

10.30 Zygo Corporation Non-Employee Director Stock Option Plan ratified and approved by the Company's stockholders on November 17, 1994*

10.31 Form of Indemnification Agreement

23.1  Consent of KPMG Peat Marwick LLP

23.2 Consent of Fulbright & Jaworski L.L.P. (to be included in Exhibit 5.1 to this Registration Statement)**

24.1  Power of Attorney (included on page II-5)

------------
 *  Incorporated herein by reference.
**  To be filed by amendment.